FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 1999

REGISTRATION NO. 333-[         ]          INVESTMENT COMPANY ACT NO. 811-09705

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                     AND/OR
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 7 SUB-ACCOUNTS)
                           (Exact Name of Registrant)

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (Name of Depositor)

                 ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
              (Address of Depositor's Principal Executive Offices)

                                 (203) 926-1888
                         (Depositor's Telephone Number)

                    M. PRISCILLA PANNELL, CORPORATE SECRETARY
                 ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
               (Name and Address of Agent for Service of Process)

                                    Copy To:
                            T. RICHARD KENNEDY, ESQ.
                                 GENERAL COUNSEL
         ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484 (203) 925-6922

                Approximate Date of Proposed Sale to the Public:

MAY 1, 2000 OR AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

It is proposed that this filing become effective: (check appropriate space)

 __ immediately upon filing pursuant to paragraph (b) of Rule 485
 __ on  __________ pursuant to paragraph (b) of Rule 485
 __ 60 days after filing pursuant to paragraph (a) (i) of Rule 485
 __ on ___________pursuant to paragraph (a) (i) of Rule 485
 __ 75 days after filing pursuant to paragraph (a) (ii) of Rule 485
 __ on ______________pursuant to paragraph (a)(ii) of Rule 485

If appropriate,  check the following box:

__ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
================================================================================
        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                          PROPOSED               PROPOSED
                                                          MAXIMUM                 MAXIMUM

                                    AMOUNT                OFFERING              AGGREGATE               AMOUNT OF

        TITLE OF SECURITIES          TO BE                 PRICE                 OFFERING             REGISTRATION
          TO BE REGISTERED        REGISTERED              PER UNIT                 PRICE                   FEE

------------------------------------------------------------------------------------------------------------------------------------

   American Skandia Life Assurance

    Corporation Annuity Contracts Indefinite*            Indefinite*                                       $0

====================================================================================================================================
          *Pursuant to Rule 24f-2 of the Investment Company Act of 1940

------------------------------------------------------------------------------------------------------------------------------------

Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940. The Rule 24f-2 Notice for Registrant's fiscal year 1999 will be filed within 90 days of the close of the fiscal year.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOMES EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
VIA-T (Class 7)







VIA-T n4 cr

                                           CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)

              N-4 Item No.                                                                       Prospectus Heading

1.            Cover Page                                                                                 Cover Page

2.            Definitions                                                                         Glossary of Terms

3.            Synopsis or Highlights                              What are Some of the Key Features of the Annuity?
                                                                   Highlights, Summary of Contract Fees and Charges

4.            Condensed Financial Information                                                        Not Applicable

5.            General Description of Registrant, Depositor                                 Who Is American Skandia?
              and Portfolio Companies                                                   What Are Separate Accounts?

6.            Deductions                                                      Summary of Contract Fees and Charges,
                                                                                                   Fees and Charges

7.            General Description of Variable Annuity Contracts                 Highlights, Purchasing Your Annuity

8.            Annuity Period                                            Managing Your Annuity, Access to Cash Value

9.            Death Benefit                                                                        Annuity Benefits

10.           Purchases and Contract Value                           Purchasing Your Annuity, Managing Your Annuity
                                                                                               Access to Cash Value

11.           Redemptions                                                                      Access to Cash Value

12.           Taxes                                                                              Tax Considerations

13.           Legal Proceedings                                                                      Not Applicable

14.           Table of Contents of the Statement of Additional Information                   Available Information,
                                                                Contents of the Statement of Additional Information

                                                                                                        SAI Heading

15.           Cover Page                                                        Statement of Additional Information

16.           Table of Contents                                                                   Table of Contents

17.           General Information and History                       General Information Regarding American Skandia
                                                                                         Life Assurance Corporation

18.           Services                                                                         Independent Auditors,
                                                                                                      Legal Experts

19.           Purchase of Securities Being Offered                Noted in Prospectus under Purchasing Your Annuity
                                                                                          and Managing Your Annuity

20.           Underwriters                                                                    Principal Underwriter

                                                            (Continued)


                                           CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)

              N-4 Item No.                                                                             SAI Headings

21.           Calculation of Performance Data                                       Calculation of Performance Data

22.           Annuity Payments                                       Noted in Prospectus under Access to Cash Value

23.           Financial Statements                                                                       Appendix A

                                                                                                     Part C Heading

24.           Financial Statements and Exhibits                                                Financial Statements
                                                                                                       and Exhibits

25.           Directors and Officers of the Depositor                           Noted in Prospectus under Executive
                                                                                             Officers and Directors

26.           Persons Controlled by or Under                                               Persons Controlled By or
              Common Control with the                                                 Under Common Control with the
              Depositor or Registrant                                                       Depositor or Registrant

27.           Number of Contractowners                                                     Number of Contractowners

28.           Indemnification                                                                       Indemnification

29.           Principal Underwriters                                                         Principal Underwriters

30.           Location of Accounts and Records                                                 Location of Accounts
                                                                                                        and Records

31.           Management Services                                                               Management Services

32.           Undertakings                                                                             Undertakings







VIA (Class 7





                                     AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                 One Corporate Drive, Shelton, Connecticut 06484

This Prospectus describes a single premium variable immediate annuity (the "Annuity") offered by American Skandia Life Assurance Corporation ("American Skandia", "we", "our" or "us"). The Annuity may be offered as an individual annuity contract or as an interest in a group annuity. This Prospectus describes the important features of the Annuity and what you should consider before purchasing the Annuity. A Statement of Additional Information is also available from us, without charge, upon your request. The CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ARE DESCRIBED ON PAGE __. THE ANNUITY OR CERTAIN OF ITS INVESTMENT OPTIONS MAY NOT BE AVAILABLE IN ALL STATES. VARIOUS RIGHTS AND BENEFITS MAY DIFFER BETWEEN STATES TO MEET APPLICABLE LAWS AND/OR REGULATIONS. Certain capitalized terms are either defined in the Glossary of Terms or in the context of the particular section of this Prospectus.

WHY WOULD I CHOOSE TO PURCHASE THIS ANNUITY?

This Annuity is frequently used for retirement planning. It is generally intended to be used to "roll-over" existing funds from an IRA, SEP-IRA, Roth IRA or a Tax Sheltered Annuity (or 403(b)). This Annuity may also be used in connection with retirement plans that do not qualify under the sections of the Code noted above. This Annuity also may be used as an annuitization or settlement option under any deferred annuity or life insurance policy issued by American Skandia. This Annuity allows you to invest your money in a number of variable investment options while receiving monthly payments from this Annuity.

WHAT ARE SOME OF THE KEY FEATURES OF THIS ANNUITY?

-     One premium.
-     Monthly payments that may increase, decrease, or remain the same.
-     First payment within 60 days of the date of issue.
- Monthly payments over the life of the Annuitant or for a certain period, or for life with a certain period.
- Several variable investment options. Each investment option is a Sub-Account of American Skandia Life Assurance Corporation Variable Account B (Class 7) and invests in a corresponding underlying mutual fund portfolio. Currently, portfolios of the American Skandia Trust, Montgomery Variable Series, Wells Fargo Variable Trust, Rydex Variable Trust, INVESCO Variable Investment Funds, Inc., Evergreen Variable Annuity Trust, and ProFund VP are offered as investment options.
- Death Benefit and Settlement options. After an Annuitant's death, the Annuity may provide Annuity Payments, or, alternatively, a lump sum, to the Beneficiary(ies), if a certain period was selected.
- Tax-free transfers between investment options. We also offer several programs that enable you to manage your Contract Value as your financial needs and investment performance change.

HOW DO I PURCHASE THIS ANNUITY?

We sell this Annuity through licensed, registered financial professionals. We may require that you submit certain forms to us before we issue an Annuity, including evidence of the age of the Annuitant(s). The minimum Premium payment is $35,000. We may allow a lower minimum Premium payment if this Annuity is used as an annuitization or settlement option from a deferred annuity or a life insurance policy issued by American Skandia. No Annuitant may be greater than age 85 on the issue date of this Annuity.

--------------------------------------------------------------------------------
THIS ANNUITY IS NOT A DEPOSIT OR AN OBLIGATION OF, OR ISSUED, GUARANTEED OR ENDORSED BY, ANY BANK, IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN INVESTMENT IN THIS ANNUITY INVOLVES CERTAIN INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUS FOR THE UNDERLYING MUTUAL FUNDS. KEEP THEM FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

                  FOR FURTHER INFORMATION CALL 1-800-752-6342.

Prospectus Dated: [DATE], XXXX
Statement of Additional Information Dated: [DATE], XXXX
VIAT-PROS- (XX/XXXX)                                                    VIATPROS

TABLE OF CONTENTS

GLOSSARY OF TERMS..................................................................................................................4

SUMMARY OF CONTRACT FEES AND CHARGES...............................................................................................6

HIGHLIGHTS.........................................................................................................................8

   WHAT IS AN IMMEDIATE ANNUITY?...................................................................................................8
   WHAT IS A VARIABLE IMMEDIATE ANNUITY?...........................................................................................8
   HOW DOES THIS VARIABLE IMMEDIATE ANNUITY GENERALLY DIFFER FROM SYSTEMATIC WITHDRAWAL PROGRAMS?..................................8

INVESTMENT OPTIONS.................................................................................................................8

   WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?..............................................................8

FEES AND CHARGES..................................................................................................................16

   WHAT ARE THE ANNUITY FEES AND CHARGES?.........................................................................................16
   WHAT CHARGES ARE DEDUCTED BY THE SEPARATE ACCOUNT?.............................................................................17

PURCHASING YOUR ANNUITY...........................................................................................................17

   WHAT ARE THE REQUIREMENTS FOR PURCHASING THE ANNUITY?..........................................................................17
   WHAT ARE MY PAYOUT OPTIONS?......................................................................................................
   MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?..................................................................................18

MANAGING YOUR ANNUITY.............................................................................................................18

   ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN SUB-ACCOUNTS?...........................................................18
   MAY I AUTHORIZE MY FINANCIAL REPRESENTATIVE TO MANAGE MY ACCOUNT?..............................................................19
   DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?...............................................................................19

ACCESS TO CASH VALUE..............................................................................................................19

   MAY I SURRENDER ALL OR PART OF MY ANNUITY?.....................................................................................19
   WHAT IF MY CERTAIN PERIOD IS ZERO, MAY I STILL MAKE A FULL OR PARTIAL SURRENDER?...............................................20

ANNUITY BENEFITS..................................................................................................................20

   HOW DO WE CALCULATE YOUR ANNUITY PAYMENT?......................................................................................20
   MAY I CONVERT ANNUITY PAYMENTS TO FIXED PAYMENTS?..............................................................................20
   WHO RECEIVES THE ANNUITY PAYMENT?..............................................................................................21
   WHAT HAPPENS WHEN THE ANUITANT DIES?...........................................................................................21
   WHAT HAPPENS WHEN THE OWNER DIES?..............................................................................................21
   WHEN DO ANNUITY PAYMENTS FOR A BENEFICIARY START?..............................................................................21
   IF ANNUITY PAYMENTS ARE TO BE PAID TO A BENEFICIARY, WHAT DETERMINES THE ANNUITY PAYMENT EACH MONTH AND HOW LONG WILL THE ANNUITY
   PAYMENTS BE PAID TO THE BENEFICIARY?...........................................................................................21
   WHAT DOCUMENTATION IS REQUIRED TO RECEIVE ANNUITY PAYMENTS?....................................................................21
   PAYMENTS AND PAYEES............................................................................................................22

TAX CONSIDERATIONS................................................................................................................22

   WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?...............................................................22
   TAXATION OF AMERICAN SKANDIA AND THE SEPARATE ACCOUNT..........................................................................22
   HOW ARE IMMEDIATE ANNUITIES TREATED UNDER THE TAX CODE?........................................................................22
   HOW ARE ANNUITY PAYMENTS TAXED?................................................................................................23
   HOW ARE DISTRIBUTIONS OTHER THAN ANNUITY PAYMENTS TAXED?.......................................................................23
   ARE THERE TAX CONSIDERATIONS FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?........................................24
   HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?..........................................................................24
   GENERAL TAX CONSIDERATIONS.....................................................................................................24

GENERAL INFORMATION...............................................................................................................25

   HOW WILL I RECEIVE STATEMENTS AND REPORTS?.....................................................................................25
   WHO IS AMERICAN SKANDIA?.......................................................................................................26
   WHAT ARE SEPARATE ACCOUNTS?....................................................................................................26
   MODIFICATION...................................................................................................................26
   WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?.................................................................................27
   VOTING RIGHTS..................................................................................................................27
   MATERIAL CONFLICTS.............................................................................................................27
   TRANSFERS, ASSIGNMENTS OR PLEDGES..............................................................................................27
   DEFERRAL OF TRANSACTIONS.......................................................................................................27
   WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?.........................................................................28
   ADVERTISING....................................................................................................................28
   AVAILABLE INFORMATION..........................................................................................................29
   HOW TO CONTACT US..............................................................................................................29
   INDEMNIFICATION................................................................................................................30
   CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION............................................................................30

GLOSSARY OF TERMS

Many terms used within this Prospectus are described within the text where they appear.

ANNUITANT is the person(s) upon whose life(s) the Annuity is issued, if Annuity Payments are payable for life.

ANNUITY is the contract(s) or group certificate(s) offered pursuant to this Prospectus.

ANNUITY FACTORS are factors we apply to determine the Schedule of Units. They depend on the Benchmark Rate, any Certain Period, the Annuitant's attained age and where permitted by law, gender. Annuity Factors reflect assumptions regarding the costs we expect to bear in guaranteeing payments. We may use different factors for different classes of Annuities.

ANNUITY DATE is the date Annuity Payments are to begin.

ANNUITY PAYMENT AMOUNT is the dollar amount of each Annuity Payment. Annuity Payment Amounts can vary each month.

ANNUITY PAYMENTS are the periodic payments due.

ANNUITY YEARS are continuous 12-month periods commencing on the Issue Date and each anniversary of the Issue Date.

BENCHMARK RATE is an assumed rate of return used in determining the Annuity Factors and the Schedule of Units. We currently offer a range of Benchmark Rates. We may use different rates for different classes of purchasers.

BENEFICIARY(IES) is the person(s) who may receive death proceeds or guaranteed payment under this Annuity when there is no longer a living Annuitant(s), if you elect a Certain Period. Unless otherwise specified, the Beneficiary refers to all persons designated as such for your Annuity.

CASH VALUE is any amount available for surrender or as a lump sum death benefit.

CONTRACT VALUE is the value of each allocation to a Sub-Account, plus any credits and earnings and/or less any losses, distributions, and charges thereon. Contract Value is determined separately for each Sub-Account, and then totaled to determine the Contract Value for your Annuity. For Annuities with life contingencies we may periodically add credits to your Contract Value from our general account to assure adequate Units are available to make payments for life.

CERTAIN PERIOD is a fixed length of time that Annuity Payments are due, whether or not the Annuitant is still alive. Any Certain Period is determined at the Issue Date.

CODE is the Internal Revenue Code of 1986, as amended from time to time.

INHERITANCE DATE is the date we receive, at our office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for the benefit of a Beneficiary, if applicable. If there are joint Annuitants, the Inheritance Date refers to the death of the last surviving Annuitant.

ISSUE DATE is the effective date of your Annuity.

MONTHLY PROCESSING DATE is the date each month Annuity Payments are payable. It is the same day of the month as the Annuity Date.

NET INVESTMENT PERFORMANCE is the investment performance of the Units in each Sub-Account.

OWNER is either an entity or person who may exercise the ownership rights provided under the Annuity. If a certificate representing interests in a group annuity contract is issued, the rights, benefits, and requirements of, and the events relating to, an Owner, as described in this Prospectus, will be your rights as participant in such group annuity contract. Unless otherwise specified, Owner refers to all persons or entities designated as such for your Annuity.

PORTFOLIO is a mutual fund or a series of a mutual fund in which the Sub-Account where you have chosen to allocate your Contract Value invests. When you allocate Contract Value to a Sub-Account, you are a beneficial owner of Portfolio shares and have a right to vote on matters that pertain to the Portfolio.

PREMIUM is cash consideration you give to us for certain rights, privileges, and benefits in relation to our obligations under the Annuity.

SCHEDULE OF UNITS is a schedule which specifies, for each Sub-Account, the number of Units required to fund the Annuity's benefits as of each Monthly Processing Date.

SEPARATE ACCOUNT is an account owned by us where we allocate assets in relation to our obligations pursuant to the Annuity.

SUB-ACCOUNT is a division of a Separate Account where you chose to allocate your Contract Value.

UNITS are the measure used to determine benefits for a given Sub-Account under this Annuity. When you choose a Sub-Account the portion of the Net Premium you allocate to that investment option, or the portion of the Contract Value you transferred into that investment option at some later date, is converted into Units.

UNIT VALUE is the measure we use to determine the performance of a Sub-Account. It is the value of each Unit as of each Valuation Day. It also reflects the investment experience of the Portfolio minus any insurance charges and any charges for taxes.

VALUATION DAY is any day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires securities to be valued.

VALUATION PERIOD is the period of time between the close of business of the New York Stock Exchange on successive Valuation Days.

"WE", "US", "OUR" OR "THE COMPANY" means American Skandia Life Assurance Corporation.

"YOU" OR "YOUR" means the Owner.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and expenses we charge for the Annuity. Some charges are assessed directly against your Annuity while other charges are deducted daily by us from the Separate Account. The Separate Account charges an asset-based Insurance Charge, which is the combination of a mortality and expense risk charge and a charge for administration of the Annuity. We assess a state tax charge (if applicable) against your Premium at the time it is applied to the Annuity. We may assess a Transfer Fee for transfers over a maximum number per year. Each Portfolio assesses a charge for investment management and for other expenses. A summary is provided on the following page. The prospectus for each Portfolio provides more detailed information about the expenses for the Portfolios. All these fees and expenses are described in more detail within this Prospectus.

------------------------------------------------------------------------------------------------------------------------------------
                            YOUR TRANSACTION EXPENSES

------------------------------------------------------------------------------------------------------------------------------------
------------------------------- ----------------------------------------------------------------- ----------------------------------
                                                        AMOUNT DEDUCTED/
         FEE/EXPENSE                                 DESCRIPTION OF CHARGE                                    WHEN DEDUCTED
------------------------------- ----------------------------------------------------------------- ----------------------------------
------------------------------- ----------------------------------------------------------------- ----------------------------------
          Tax Charge            Currently ranges from 0% to 3 1/2%, depending on the applicable       At the time Premium is applied
                                          jurisdiction and usage of the Annuity
------------------------------- ----------------------------------------------------------------- ----------------------------------
------------------------------- ----------------------------------------------------------------- ----------------------------------
    Annual Maintenance Fee                                  None                                           Not Applicable

------------------------------- ----------------------------------------------------------------- ----------------------------------
         TRANSFER FEE                                     $10.00                               AFTER THE 12TH transfer each Annuity
                                                                                                                Year

------------------------------- ----------------------------------------------------------------- ----------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                       ANNUAL EXPENSES OF THE SUB-ACCOUNTS
      (as a percentage of the average daily net assets of the Sub-Accounts)

------------------------------- ----------------------------------------------------------------- ----------------------------------
   Mortality & Expense Risk
          Charge                                           1.10%
                                                                                                                  Daily
   Administration Charge                                   0.15%

 Total Annual Expenses of the           1.25% per year of the value of each Sub-Account
        Sub-Accounts*
------------------------------- ----------------------------------------------------------------- ----------------------------------

* The combination of the Mortality and Expense Risk Charges and Administration Charge is referred to as the "Insurance Charge" elsewhere in this prospectus.

--------------------------------------------------------------------------------
                            PORTFOLIO ANNUAL EXPENSES

          (as a percentage of the average net assets of the Portfolios)

--------------------------------------------------------------------------------

Below are the investment management fees, other expenses, and the total annual expenses for each Portfolio as of June 30, 1999. The total annual expenses are the sum of the investment management fee and other expenses. Each figure is stated as a percentage of the Portfolio's average daily net assets. For certain of the Portfolios, a portion of the management fee is being waived and/or other expenses are being partially reimbursed. "N/A" indicates that no portion of the management fee and/or other expenses is being waived and/or reimbursed. Any footnotes about expenses appear after the list of all the Portfolios. Those Portfolios whose name includes the prefix "AST" are portfolios of American Skandia Trust. The Portfolio information was provided by the Portfolios and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details.

------------------------------------------------------------------------------------------------------------------------------------
                UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
    (as a percentage of the average net assets of the underlying Portfolios)

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------- ---------------- ------------- --------------- -------------- -------------- ----------
                                               MANAGEMENT      OTHER          ESTIMATED     TOTAL Annual        Fee        Net
                                                  Fees          Expenses     Distribution     Portfolio    Waivers and     Annual
           UNDERLYING PORTFOLIO                                              and Service      Operating      Expense       Fund
                                                                               (12b-1)        Expenses     Reimbursement  Operating
                                                                               FEES (1)                                    Expenses

--------------------------------------- ---------------- ------------- --------------- -------------- -------------- -------------
--------------------------------------- ---------------- ------------- --------------- -------------- -------------- -------------
AST Founders Passport                              1.00%         0.30%             0%            1.30%           N/A          1.30%
AST T. Rowe Price International Equity             1.00%         0.25%             0%            1.25%           N/A          1.25%
AST AIM INTERNATIONAL EQUITY (2)                   0.87%         0.26%           0.14%           1.27%           N/A          1.27%
AST American Century International Growth          1.00%         0.65%             0%            1.65%           N/A          1.65%
AST MFS GLOBAL EQUITY(3)                           1.00%         0.48%           0.06%           1.54%           N/A          1.54%
AST Kemper Small-Cap Growth                        0.95%         0.60%           0.18%           1.73%          0.20%         1.53%
AST Lord Abbett Small Cap Value                    0.95%         0.36%             0%            1.31%           N/A          1.31%
AST T. Rowe Price Small Company Value              0.90%         0.21%             0%            1.11%           N/A          1.11%
AST NEUBERGER BERMAN MID-CAP GROWTH(4)             0.90%         0.17%           0.08%           1.15%           N/A          1.15%
AST NEUBERGER BERMAN MID-CAP VALUE(5)              0.90%         0.15%           0.19%           1.24%           N/A          1.24%
AST T. Rowe Price Natural Resources                0.90%         0.26%           0.07%           1.23%           N/A          1.23%
AST OPPENHEIMER LARGE-CAP GROWTH(6)                0.90%         0.22%           0.05%           1.17%           N/A          1.17%
AST Marsico Capital Growth                         0.90%         0.21%           0.06%           1.17%           N/A          1.17%
AST JanCap Growth                                  0.90%         0.14%           0.01%           1.05%          0.02%         1.03%
AST MFS GROWTH(7)                                  0.90%         0.24%           0.06%           1.20%           N/A          1.20%
AST Bankers Trust Managed Index 500                0.60%         0.26%             0%            0.86%          0.06%         0.80%
AST Cohen & Steers Realty                          1.00%         0.30%           0.07%           1.37%           N/A          1.37%
AST AMERICAN CENTURY INCOME & GROWTH (8)           0.75%         0.25%           0.05%           1.05%           N/A          1.05%
AST Lord Abbett Growth and Income                  0.75%         0.16%           0.08%           0.99%           N/A          0.99%
AST MFS GROWTH WITH INCOME(9)                      0.90%         0.23%           0.06%           1.19%           N/A          1.19%
AST INVESCO Equity Income                          0.75%         0.18%           0.04%           0.97%           N/A          0.97%
AST AIM Balanced                                   0.74%         0.26%           0.08%           1.08%           N/A          1.08%
AST American Century Strategic Balanced            0.85%         0.28%             0%            1.13%           N/A          1.13%
AST T. Rowe Price Asset Allocation                 0.85%         0.24%             0%            1.09%           N/A          1.09%
AST T. Rowe Price International Bond               0.80%         0.31%             0%            1.11%           N/A          1.11%
AST Federated High Yield                           0.75%         0.20%             0%            0.95%           N/A          0.95%
AST PIMCO Total Return Bond                        0.65%         0.18%             0%            0.83%           N/A          0.83%
AST PIMCO Limited Maturity Bond                    0.65%         0.21%             0%            0.86%           N/A          0.86%
AST Money Market                                   0.50%         0.16%             0%            0.66%          0.06%         0.60%

Montgomery   Variable   Series  -  Emerging        1.25%         0.56%            N/A            1.81%          0.06%         1.75%
Markets portfolio

WFVT Equity Income                                 0.55%         0.62%            N/A            1.17%          0.17%         1.00%

Rydex Variable Trust - Nova portfolio              0.74%         1.47%            N/A            2.21%          0.03%         2.18%
Rydex Variable Trust - Ursa portfolio              0.90%         1.57%            N/A            2.47%          0.17%         2.30%
Rydex Variable Trust - OTC portfolio               0.72%         1.24%            N/A            1.96%           N/A          1.96%

INVESCO VIF Technology                             0.75%         5.85%            N/A            6.60%          5.20%         1.40%
INVESCO VIF Health Sciences                        0.75%         3.57%            N/A            4.32%          3.05%         1.27%
INVESCO VIF FINANCIAL SERVICES(10)                 0.75%         0.59%            N/A            1.34%          0.09%         1.25%
INVESCO VIF TELECOMMUNICATIONS(10)                 0.75%         0.59%            N/A            1.34%          0.09%         1.25%
INVESCO VIF Dynamics                               0.60%         14.41%           N/A           15.01%         13.56%         1.45%

Evergreen VA Global Leaders                        0.95%         0.61%            N/A            1.56%          0.56%         1.00%
EVERGREEN VA SPECIAL EQUITY(11)                    1.45%         0.72%            N/A            2.17%          1.17%         1.00%

PROFUND VP EUROPE 30(12)                           0.75%         0.78%           0.25%           1.78%           N/A          1.78%
PROFUND VP SMALLCAP(12)                            0.75%         0.70%           0.25%           1.70%           N/A          1.70%
PROFUND VP ULTRAOTC(12)                            0.75%         0.66%           0.25%           1.66%           N/A          1.66%
----------------------------------------- ---------------- ------------- --------------- -------------- -------------- -------------

1 American Skandia Trust (the "Trust") adopted a Distribution Plan (the "Distribution Plan") under Rule 12b-1 of the Investment Company Act of 1940 to permit an affiliate of the Trust's Investment Manager to receive brokerage commissions in connection with purchases and sales of securities held by Portfolios of the Trust, and to use these commissions to promote the sale of shares of such Portfolios. The staff of the Securities and Exchange Commission takes the position that commission amounts received under the Distribution Plan should be reflected as distribution expenses of the Portfolios. The Portfolios would pay the same or comparable commission amounts irrespective of the Distribution Plan; accordingly, total returns for the Portfolios are not expected to be adversely affected. The Distribution Fee estimates are derived from data regarding each Portfolio's brokerage transactions, and the proportions of such transactions directed to selling dealers, for the period ended June 30, 1999. However, it is not possible to determine with accuracy actual amounts that will be received under the Distribution Plan. Such amounts will vary based upon the level of a Portfolio's brokerage activity, the proportion of such activity directed under the Distribution Plan, and other factors.
2 Prior to May 3, 1999, the Investment Manager had engaged Putnam Investment Management, Inc. as Sub-Advisor for the Portfolio (formerly the AST Putnam Value Growth & Income portfolio).
3 This portfolio commenced operation on October 18, 1999. "Other Expenses" are based on estimated amounts for the fiscal year ending December 31, 1999.
4 Prior to May 1, 1998, the Investment Manager had engaged Berger Associates, Inc. as Sub-advisor for the Portfolio (formerly, the Berger Capital Growth portfolio), for a total Investment Management fee payable at the annual rate of 0.75% of the average daily nets assets of the Portfolio. As of May 1, 1998, the Investment Manager engaged Neuberger Berman Management Incorporated as Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of 0.90% of the average daily net assets of the Portfolio. The Management Fee in the above chart reflects the current Investment Management fee payable to the Investment Manager.
5 Prior to May 1, 1998, the Investment Manager had engaged Federated Investment Counseling as Sub-advisor for the Portfolio (formerly, the Federated Utility Income portfolio), for a total Investment Management fee payable at the annual rate of 0.75% of the first $50 million of the average daily net assets of the Portfolio, plus .60% of the Portfolio's average daily net assets in excess of $50 million. As of May 1, 1998, the Investment Manager engaged Neuberger Berman Management Incorporated as
     Sub-advisor for the Portfolio, for a total Investment Management fee payable at the annual rate of 0.90% of the average daily net assets of the Portfolio. The Management Fee in the above chart reflects the current Investment Management fee payable to the Investment Manager.
6 Prior to December 31, 1998, the Investment Manager had engaged Robertson, Stephens & Company Investment Management, L.P. as Sub-advisor for the Portfolio (formerly the Robertson Stephens Value + Growth portfolio), and the total Investment Management fee was at the annual rate of 1.00% of the average daily net assets of the Portfolio. As of December 31, 1998, the Investment Manager engaged OppenheimerFunds, Inc. as Sub-advisor for the Portfolio, and the Investment Management fee is payable at the annual rate of 0.90% of the first $1 billion of the average daily net assets of the Portfolio, plus .85% of the Portfolio's average daily net assets in excess of $1 billion. The Management Fee in the above chart reflects the current Investment Management fee payable to the Investment Manager.
7 These portfolios commenced operations on October 18, 1999. "Other Expenses" are based on estimated amounts for the fiscal year ending December 31, 1999.
8 Prior to May 3, 1999, the Investment Manager had engaged Putnam Investment Management, Inc. as Sub-Advisor for the Portfolio (formerly the AST Putnam International Equity portfolio).
9 This portfolio commenced operation on October 18, 1999. "Other Expenses" are based on estimated amounts for the fiscal year ending December 31, 1999.
10 These portfolios commenced operations on August 31, 1999. "Other Expenses" are estimated amounts for the fiscal year ended December 31, 1999.
11 This portfolio commenced operations on September 30, 1999. "Other Expenses" are estimated amounts for the fiscal year ended December 31, 1999.
12 These portfolios commenced operations on October 18, 1999. "Other Expenses" are estimated amounts for the fiscal year ended December 31, 1999.



HIGHLIGHTS

WHAT IS AN IMMEDIATE ANNUITY?

An immediate annuity begins making periodic payments to you within one year after the Issue Date. This Annuity begins making payments within 60 days of the Issue date.

WHAT IS A VARIABLE IMMEDIATE ANNUITY?

A variable immediate annuity is an immediate annuity where some or all of the benefits depend upon the performance of the Sub-Accounts and you assume the investment risk of such investment performance.

HOW DOES THIS VARIABLE IMMEDIATE ANNUITY GENERALLY DIFFER FROM SYSTEMATIC WITHDRAWAL PROGRAMS?

This variable immediate annuity offers a guarantee of income payments for life, for a Certain Period, or for life and Certain Period. This type of annuity contract is designed to transfer to an insurance company part of the risk at outliving one's assets if a life payout option is selected. Generally, the insurer charges the purchaser for taking on this risk of this guarantee. The difference between this type of annuity contract and a systematic withdrawal program is that this guarantee and the tax advantages provided is not available with a program of systematic withdrawals.

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?

Each variable investment option is a Sub-Account of American Skandia Life Assurance Corporation Variable Account B (Class 7) (see "What are Separate Accounts" for more detailed information). Each Sub-Account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The investment manager for American Skandia Trust is American Skandia Investment Services, Inc. ("ASISI"), a company affiliated with us. However, a sub-advisor, as noted below, is engaged to conduct day-to-day investment decisions. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the Portfolio prospectuses. There is no guarantee that any Portfolio will meet its investment objective. The following chart classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a short description of each Portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. The name of the advisor or sub-advisor for each Portfolio appears next to the description. Those Portfolios whose name includes the prefix "AST" are Portfolios of American Skandia Trust.

------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                      PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                     ADVISOR/
       TYPE                                                                                                          SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
CAPITAL             AST Money  Market:  seeks to  maximize  current  income  and                                      J.P. Morgan
PRESERVATION        maintain high levels of liquidity. The Portfolio attempts to                                       Investment
                    accomplish  its objective by  maintaining a  dollar-weighted                                    Management Inc.
                    average  maturity of not more than 90 days and by  investing in securities  which have  effective  maturities of not more than 397 days.
------------------- ---------------------------------------------------------------------------------------- -----------------------
SHORT-TERM          AST PIMCO Limited  Maturity  Bond:  seeks to maximize  total                                  Pacific Investment
BOND                return  consistent with preservation  of capital and prudent                                       Management
                    investment  management.  The  Portfolio  will  invest  in  a                                         Company
                    diversified portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of the Portfolio generally will vary within a one- to- three- year time frame based on the Sub-advisor's forecast for interest rates.
------------------- ---------------------------------------------------------------------------------------- -----------------------
LONG-TERM           AST PIMCO Total Return Bond:  seeks to maximize total return                                  Pacific Investment
BOND                consistent   with   preservation   of  capital  and  prudent                                       Management
                    investment  management.  The  Portfolio  will  invest  in  a                                        Company
                    diversified portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of the Portfolio generally  will vary within a three- to six-year  time frame based on the Sub-advisor's forecast for interest rates.
------------------- ---------------------------------------------------------------------------------------- -----------------------
HIGH YIELD          AST  Federated  High  Yield:  seeks high  current  income by                                Federated Investment
BOND                investing  primarily  in a  diversified  portfolio  of fixed                                      Counseling
                    income securities. The Portfolio will invest at least 65% of its assets in lower-rated  corporate fixed income securities
                    ("junk  bonds").  These fixed income  securities may include preferred stocks, convertible securities, bonds, debentures, notes,  equipment  lease  certificates  and equipment  trust certificates.  A fund that invests  primarily in lower-rated fixed income  securities will be subject to greater risk and share price  fluctuation  than a typical  fixed income fund, and may be subject  to an amount of risk that is  comparable to or greater than many equity funds.
------------------- ---------------------------------------------------------------------------------------- -----------------------
INTERNATIONAL       AST T. Rowe Price  International Bond: seeks to provide high                                Rowe Price-Fleming
BOND                current   income  and  capital   growth  by   investing   in                                International, Inc.
                    high-quality,    non   dollar-denominated   government   and
                    corporate  bonds  outside the United  States.  The Portfolio will  invest  at least 65% of its  assets  in  high-quality,
                    non-U.S.  dollar denominated  government and corporate bonds
                    outside  the  United  States.   The  Sub-advisor  bases  its
                    investment decisions on fundamental market factors, currency trends, and credit quality.  The Portfolio generally invests in countries where the  combination of fixed-income  returns and currency exchange rates appears  attractive,  or, if the
                    currency  trend  is   unfavorable,   where  the  Sub-advisor
                    believes  that the currency  risk can be  minimized  through hedging.  The  Portfolio  may also  invest  up to 20% of its assets in below  investment-grade,  high-risk  bonds  ("junk bonds"), including bonds in default or those with the lowest rating.
------------------- ---------------------------------------------------------------------------------------- -----------------------

------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                      PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                     ADVISOR/
       TYPE                                                                                                           SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
ASSET               AST T. Rowe Price  Asset  Allocation:  seeks a high level of                                   T. Rowe Price
ALLOCATION          total  return  by  investing   primarily  in  a  diversified                                  Associates, Inc.
                    portfolio  of  fixed  income  and  equity  securities.   The
                    Portfolio  normally invests  approximately  60% of its total
                    assets  in  equity   securities  and  40%  in  fixed  income
                    securities.   The  Sub-advisor   concentrates  common  stock
                    investments in larger, more established  companies,  but the
                    Portfolio may include small and medium-sized  companies with good  growth  prospects.  The fixed  income  portion  of the
                    Portfolio   will  be  allocated   among   investment   grade
                    securities, high yield or "junk" bonds, foreign high quality debt securities and cash reserves.
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST  American  Century  Strategic  Balanced:  seeks  capital                                   American Century
                    growth  and  current  income.  The  Sub-advisor  intends  to                                      Investment
                    maintain  approximately  60% of the  Portfolio's  assets  in                                   Management, Inc.
                    equity securities and the remainder in bonds and other fixed income  securities.  Both the  Portfolio's  equity and fixed income  investments  will  fluctuate  in value.  The  equity securities  will fluctuate  depending on the  performance of the companies that issued them,  general market and economic
                    conditions,   and  investor  confidence.  The  fixed  income
                    investments will be affected  primarily by rising or falling interest rates and the credit quality of the issuers.

BALANCED            ---------------------------------------------------------------------------------------- -----------------------
                    AST  AIM  Balanced:  seeks  to  provide  a  well-diversified                                    A I M Capital
                    portfolio of stocks and bonds that will produce both capital                                   Management, Inc.
                    growth and current  income.  The Portfolio  attempts to meet its objective by investing, normally, a minimum of 30% and a maximum of 70% of its total assets in equity  securities and a minimum of 30% and a maximum of 70% of its total assets in
                    non-convertible   debt  securities.   The  Sub-advisor  will
                    primarily  purchase equity  securities for growth of capital and debt securities for income purposes.
------------------- ---------------------------------------------------------------------------------------- -----------------------
REAL ESTATE         AST Cohen & Steers  Realty:  seeks to maximize  total return                                  Cohen & Steers
(REIT)              through investment in real estate securities.  The Portfolio                                Capital Management,
                    pursues  its   investment   objective   by   seeking,   with                                        Inc.
                    approximately  equal  emphasis,  capital  growth and current income.  Under  normal  circumstances,  the  Portfolio  will invest  substantially  all  of  its  assets  in  the  equity securities  of real estate  companies,  i.e., a company that derives  at least 50% of its  revenues  from the  ownership, construction,  financing,  management or sale of real estate or that has at least 50% of its assets in real estate.  Real estate companies may include real estate  investment  trusts or REITs.
------------------- ---------------------------------------------------------------------------------------- -----------------------
EQUITY              AST INVESCO Equity  Income:  seeks high current income while                                   INVESCO Funds
INCOME              following  sound   investment   practices.   Capital  growth                                     Group, Inc.
                    potential is an additional, but secondary,  consideration in the selection of portfolio  securities.  The Portfolio seeks to achieve its  objective by investing  in  securities  that will provide a relatively  high yield and stable  return and that,  over a period  of  years,  may also  provide  capital appreciation.  The  Portfolio  normally will invest at least
                    65%  of its  assets  in  dividend-paying  common  stocks  of domestic and foreign issuers.
------------------- ---------------------------------------------------------------------------------------- -----------------------
MANAGED             AST Bankers Trust Managed Index 500: seeks to outperform the                                   Bankers Trust
INDEX               Standard & Poor's 500 Composite  Stock Price Index (the "S&P                                       Company
                    500(R)")  through  stock  selection  resulting  in different weightings  of common  stocks  relative  to the  index.  The
                    Portfolio  will  invest in the  common  stocks of  companies included in the S&P 500(R).  The majority of the issues held by the  Portfolio  will have neutral  weightings  to the S&P
                    500(R), but approximately 100 will be over-or under-weighted relative to the index.
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST American  Century Income & Growth:  seeks capital growth                                   American Century
                    with current income as a secondary objective.  The Portfolio                                     Investment
                    invests  primarily in common stocks that offer potential for                                   Management, Inc.
                    capital  growth,  and may,  consistent  with its  investment
                    objective,  invest  in  stocks  that  offer  potential   for
                    current  income.  The  Sub-advisor  utilizes a  quantitative management  technique  with a goal  of  building  an  equity portfolio  that  provides  better  returns  than the S&P 500
                    Index  without  taking on  significant  additional  risk and while  attempting  to create a  dividend  yield that will be
GROWTH              greater than the S&P 500 Index.
  &                 ---------------------------------------------------------------------------------------- -----------------------
INCOME              AST Lord Abbett Growth and Income: seeks long-term growth of                                Lord,  Abbett & Co.
                    capital  and  income  while  attempting  to avoid  excessive fluctuations  in market value.  The Portfolio  normally will invest in common  stocks (and  securities  convertible  into common stocks).  The Sub-advisor  will take a value-oriented approach, in that it will try to keep the Portfolio's assets invested in securities that are selling at reasonable prices in relation to their  value.  The stocks that the  Portfolio will normally invest in are those of seasoned companies that are  expected  to show  above-average  growth  and  that the
                    Sub-advisor believes are in sound financial condition.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                      PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                     ADVISOR/
       TYPE                                                                                                           SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
GROWTH              AST MFS Growth with Income:  seeks reasonable current income                                    Massachusetts
  &                 and long-term capital growth and income. Under normal market                                 Financial Services
INCOME              conditions,  the Portfolio invests at least 65% of its total                                         Company
(Cont.)             assets in common  stocks  and  related  securities,  such as preferred  stocks,  convertible  securities  and  depositary
                    receipts.   The  stocks  in  which  the  Portfolio   invests
                    generally will pay dividends. While the Portfolio may invest in companies of any size, the Portfolio generally focuses on
                    companies  with  larger  market   capitalizations  that  the
                    Sub-advisor  believes have sustainable  growth prospects and attractive valuations based on current and expected earnings or cash flow.  The Portfolio may invest up to 20% of its net assets in foreign securities.
------------------- ---------------------------------------------------------------------------------------- -----------------------
NATURAL             AST T. Rowe Price Natural Resources: seeks long-term capital                                  T. Rowe Price
RESOURCES           growth primarily through the common stocks of companies that                                  Associates, Inc.
                    own or develop natural  resources (such as energy  products, precious  metals,  and  forest  products)  and  other  basic commodities.  The Portfolio  normally invests  primarily (at least  65% of its  total  assets)  in the  common  stocks of natural  resource  companies  whose  earnings  and  tangible
                    assets  could  benefit  from  accelerating  inflation.   The
                    Portfolio  looks  for  companies  that have the  ability  to expand production, to maintain superior exploration programs and production  facilities,  and the potential to accumulate new resources.
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST  JanCap  Growth:  seeks  growth of  capital  in a manner                                    Janus Capital
                    consistent with the preservation of capital.  Realization of                                      Corporation
                    income is not a significant investment consideration and any income realized on the Portfolio's  investments,  therefore,
                    will  be  incidental  to  the  Portfolio's  objective.   The
                    Portfolio  will pursue its objective by investing  primarily in common stocks of companies that the Sub-advisor  believes are  experiencing  favorable  demand for their  products and services,  and which operate in a favorable  competitive and regulatory  environment.  The Sub-advisor  generally takes a
                    "bottom  up"  approach  to  choosing   investments  for  the
                    Portfolio. In other words, the Sub-advisor seeks to identify individual companies with earnings growth potential that may
   LARGE CAP        not be recognized by the market at large.
      GROWTH
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST Marsico  Capital Growth:  seeks capital  growth.  Income                                   Marsico Capital
                    realization  is not an  investment  objective and any income                                   Management, LLC
                    realized on the Portfolio's investments,  therefore, will be incidental to the Portfolio's objective.  The Portfolio will pursue its objective by investing primarily in common stocks
                    of  larger,   more  established   companies.   In  selecting
                    investments  for  the  Portfolio,  the  Sub-advisor  uses an approach  that combines  "top down"  economic  analysis with
                    "bottom  up"  stock  selection.   The  "top  down"  approach
                    identifies  sectors,  industries  and companies  that should benefit from the trends the  Sub-advisor  has observed.  The
                    Sub-advisor   then  looks  for  individual   companies  with
                    earnings growth  potential that may not be recognized by the market at large. This is called "bottom up" stock selection.
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST MFS Growth:  seeks  long-term  capital growth and future                                  Massachusetts
                    income.  Under  normal  market  conditions,   the  Portfolio                                Financial Services
                    invests  at least 80% of its total  assets in common  stocks                                       Company
                    and   related   securities,   such  as   preferred   stocks,
                    convertible securities and depositary receipts, of companies that the  Sub-advisor  believes  offer  better than  average prospects for long-term  growth.  The  Sub-advisor  seeks to purchase  securities of companies that it considers well-run and poised for growth. The Portfolio may invest up to 30% of its net assets in foreign securities.
                   ----------------------------------------------------------------------------------------- -----------------------
                    AST Oppenheimer  Large-Cap Growth: seeks capital growth. The                                OppenheimerFunds,
                    Portfolio  seeks its  investment  objective  by  emphasizing                                       Inc.
                    investment   in  common   stocks   issued   by   established
                    large-capitalization "growth companies" that, in the opinion of the Sub-advisor,  have above average  earnings  prospects but are selling at below normal prices.  At least 65% of the
                    Portfolio's  assets  normally  will be invested in companies that have market  capitalizations  greater  than $3 billion, and the  Portfolio  will  normally  maintain a median market capitalization greater than $5 billion.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                      PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                     ADVISOR/
       TYPE                                                                                                           SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    Wells Fargo Variable Trust - Equity Value:  seeks to provide                             Wells Fargo Bank, N.A.
                    investors with long-term  capital  appreciation by investing primarily in equity securities, including common stocks, and may invest in debt  instruments  that are  convertible  into common stocks of both domestic and foreign companies. Income generation is a secondary  consideration.  The Portfolio may invest  in large,  well-established  companies  and  smaller companies with market capitalization exceeding $50 million.
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST Neuberger  Berman Mid-Cap Growth:  seeks capital growth.                                  Neuberger Berman
                    The  Portfolio  primarily  invests in the  common  stocks of                                     Management
                    mid-cap  companies,   i.e.,  companies  with  equity  market                                    Incorporated
                    capitalizations from $300 million to $10 billion at the time of  investment.  The  Portfolio is normally  managed using a growth-oriented  investment approach.  The Sub-advisor looks for  fast-growing  companies  that  are in  new  or  rapidly evolving industries.
 MID-CAP GROWTH     ---------------------------------------------------------------------------------------- -----------------------
                    AST Neuberger  Berman Mid-Cap Value:  seeks capital  growth.                                  Neuberger Berman
                    The  Portfolio  primarily  invests in the  common  stocks of                                      Management
                    mid-cap  companies.  Under  the  Portfolio's  value-oriented                                    Incorporated
                    investment approach,  the Sub-advisor looks for well-managed companies  whose stock prices are  undervalued  and that may rise in price before other  investors  realize  their worth.
                    Factors  that  the  Sub-advisor  may use to  identify  these companies  include  strong  fundamentals,  including  a  low price-to-earnings  ratio,  consistent cash flow, and a sound track record through all phases of the market cycle.
                    ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO  Variable   Investment   Funds  -  Dynamics:   seeks
                    securities  that will  increase in value over the long term.
                    The Portfolio  invests in a variety of securities  which are
                    believed  to  present  opportunities  for  capital  growth -                                 INVESCO Funds
                    primarily   common  stocks  of  companies   traded  on  U.S.                                   Group, Inc.
                    securities  exchanges,  as  well  as  over-the-counter.  The
                    Portfolio  also may  invest  in  preferred  stocks  and debt instruments that are convertible into common stocks, as well as in  securities  of foreign  companies.  In  general,  the
                    Portfolio  invests in  securities of companies in industries that are  growing  globally  and  usually  avoids  stocks of companies in cyclical,  mature or slow-growing industries or economic sectors. The Portfolio seeks to invest in stocks of leading  companies in attractive  markets or industries,  or emerging  leaders  that  have  developed  a new  competitive advantage.
------------------- ---------------------------------------------------------------------------------------- -----------------------
                     AST  Kemper  Small-Cap  Growth:   seeks  maximum  growth  of                                Scudder Kemper
                    investors'  capital  from a  portfolio  primarily  of growth                               Investments, Inc.
    SMALL           stocks of smaller companies. At least 65% of the Portfolio's
 CAPITALIZATION     total  assets  normally  will  be  invested  in  the  equity securities of smaller companies, i.e., those having a market capitalization  of  $1.5  billion  or  less  at the  time of investment,  many of which  would be in the early  stages of their life cycle.  The Portfolio seeks  attractive areas for investment  that arise from  factors  such as  technological advances,  new marketing methods, and changes in the economy and  population.  Because  of the  Portfolio's  focus on the stocks  of  smaller  growth  companies,  investment  in  the
                    Portfolio  may involve  substantially  greater  than average share price fluctuation and investment risk.

------------------- ---------------------------------------------------------------------------------------- -----------------------

------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                      PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                     ADVISOR/
       TYPE                                                                                                           SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST Lord Abbett  Small Cap Value:  seeks  long-term  capital                                 Lord, Abbett & Co.
                    growth.  The  Portfolio  will  seek  its  objective  through investments primarily in equity securities that are believed
                    to  be  undervalued  in  the   marketplace.   The  Portfolio
                    primarily seeks companies that are small-sized, based on the value of their outstanding stock. Specifically, under normal circumstances,  at least 65% of the Portfolio's total assets will be invested in common  stocks  issued by smaller,  less well-known  companies (with market  capitalizations  of less than  $1  billion)  selected  on the  basis  of  fundamental investment analysis.  The small capitalization  companies in which the Portfolio  primarily invests may offer significant appreciation potential. However, smaller companies may carry more risk than larger companies.
      SMALL
 CAPITALIZATION
     (Cont.)        ---------------------------------------------------------------------------------------- -----------------------
                    AST T. Rowe  Price  Small  Company  Value:  seeks to provide                                  T. Rowe Price
                    long-term   capital   growth  by   investing   primarily  in                                 Associates, Inc.
                    small-capitalization  stocks that appear to be  undervalued.
                    The Portfolio will normally invest at least 65% of its total assets  in stocks  and  equity-related  securities  of small companies  ($1  billion  or less in market  capitalization).
                    Reflecting a value approach to investing, the Portfolio will seek the stocks of companies  whose  current stock prices do not appear to adequately  reflect their  underlying value as
                    measured  by  assets,   earnings,   cash  flow  or  business
                    franchises.  Investing in small companies  involves  greater risk  of loss  than  is  customarily  associated  with  more established companies.
                    ---------------------------------------------------------------------------------------- -----------------------
                    Evergreen  VA Special  Equity:  seeks  capital  growth.  The                                Meridian Investment
                    Portfolio  strives  to provide a return  greater  than broad                                      Company
                    stock market  indices such as the Russell  2000(R)  Index by investing  principally in a diversified  portfolio of common stocks of domestic  companies.  The  Portfolio's  investment advisor  principally chooses companies which it expects will experience  growth in  earnings  and  price,  and which have small market  capitalizations  (under $1 billion) and medium market capitalizations  (between $1 billion and $5 billion).
                    The Portfolio  may also invest in companies  that have large market capitalizations (over $5 billion).
                    ---------------------------------------------------------------------------------------- -----------------------
                    ProFund VP  SmallCap:  seeks daily  investment  results that                             ProFund Advisors LLC
                    correspond to the  performance of the Russell 2000(R) Index.
                    The Portfolio  principally  invests in futures  contracts on stock indexes and options on futures contracts and financial instruments such as equity caps, collars, floors and options on securities  and stock indexes of diverse,  widely traded, small capitalization companies.  Additionally, the Portfolio may invest in a combination of stocks that in the investment advisor's  opinion  should  simulate  the  movement  of  the
                    Russell 2000(R) Index.
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST AIM  International  Equity:  seeks capital  growth.  The                                 A I M Capital
                    Portfolio   seeks  to  meet  its   objective  by  investing,                                Management, Inc.
                    normally,  at least 70% of its assets in  marketable  equity securities  of  foreign  companies  that  are  listed  on  a recognized  foreign  securities  exchange  or  traded  in  a foreign over-the-counter market. The Portfolio will normally invest in a diversified  portfolio that includes companies from at least four  countries  outside  the  United  States, emphasizing  counties  of  Western  Europe  and the  Pacific
                    Basin.
  INTERNATIONAL
      EQUITY
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST American  Century  International  Growth:  seeks capital                                American Century
                    growth.  The Portfolio  will seek to achieve its  investment                                    Investment
                    objective by investing  primarily  in equity  securities  of                                 Management, Inc.
                    international  companies that the Sub-advisor  believes will increase in value over time.  Under normal  conditions,  the
                    Portfolio  will  invest at least 65% of its assets in equity securities of issuers from at least three countries  outside
                    of  the  United  States.   The  Sub-advisor  uses  a  growth
                    investment  strategy it developed  that looks for  companies with  earnings  and revenue  growth.  The  Sub-advisor  will consider  a number of other  factors  in  making  investment selections,  including the  prospects for relative  economic growth among  countries or regions,  economic and  political conditions,  expected  inflation  rates,  currency  exchange fluctuations and tax considerations.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                      PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                     ADVISOR/
       TYPE                                                                                                           SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    AST Founders  Passport:  seeks capital growth. The Portfolio                                   Founders Asset
                    normally invests  primarily in securities  issued by foreign                                   Management  LLC
                    companies  that  have  market   capitalizations   or  annual
                    revenues  of  $1  billion  or  less.  These  securities  may
                    represent   companies  in  both   established  and  emerging
                    economies   throughout  the  world.  At  least  65%  of  the
                    Portfolio's  total  assets  normally  will  be  invested  in
                    foreign   securities   representing   a  minimum   of  three
                    countries.  Foreign  securities are generally  considered to
                    involve  more  risk  than  those  of  U.S.  companies,   and
                    securities of smaller companies are generally  considered to be riskier than those of larger companies.
                    ---------------------------------------------------------------------------------------- -----------------------
                    AST MFS Global Equity:  seeks capital  growth.  Under normal                                   Massachusetts
                    market conditions, the Portfolio invests at least 65% of its                                Financial Services
                    total assets in common stocks and related  securities,  such                                       Company
                    as preferred  stock,  convertible  securities and depositary receipts,  of U.S. and foreign issuers (including issuers in developing  countries).  The  Portfolio  generally  seeks to purchase  securities  of  companies  with  relatively  large market capitalizations  relative to the market in which they are traded.
                    ---------------------------------------------------------------------------------------- -----------------------
INTERNATIONAL       AST T. Rowe Price International  Equity:  seeks total return                               Rowe Price-Fleming
EQUITY              from  long-term  growth of capital and  income,  principally                               International, Inc.
(Cont.)             through   investments  in  common  stocks  of   established,
                    non-U.S.  companies.  Investments  may be  made  solely  for capital appreciation or solely for income or any combination of both  for the  purpose  of  achieving  a  higher  overall return. The Sub-advisor expects to invest  substantially all of the  Portfolio's  assets  (with  a  minimum  of  65%)  in established  foreign companies.  Geographic  diversification will  be  wide,  including  both  developed  and  developing countries,  and  there  will  normally  be  at  least  three different countries represented in the Portfolio.
                    ---------------------------------------------------------------------------------------- -----------------------
                    Evergreen VA Global Leaders: seeks to provide investors with                               Evergreen Asset
                    long-term capital growth.  The Portfolio normally invests at                               Management Corp.
                    least 65% of its assets in a  diversified  portfolio of U.S.
                    and non-U.S.  equity  securities of companies located in the world's major industrialized  countries.  The Portfolio will invest in no less than three  countries,  which may  include the U.S.,  but may invest more than 25% of its total  assets in one country.  The Portfolio  invests only in the best 100 companies,  which are  selected  by the  investment  advisor based on qualitative and quantitative  criteria such as high return on equity, consistent earnings growth and established market presence.
                    ---------------------------------------------------------------------------------------- -----------------------
                    ProFund VP  Europe 30: seeks daily  investment results  that                             ProFund Advisors LLC
                    correspond to the  performance of the ProFunds Europe Index.
                    The ProFunds  Europe Index ("PEI") is a combined  measure of
                    European stock performance created by the investment advisor from the leading  stock  indexes of Europe's  three  largest economies  giving  equal  weight to each index each day. The
                    PEI averages the daily results of The Financial  Times Stock
                    Exchange 100, The Deutsche  Aktienindex and the CAC-40.  The
                    Portfolio  principally invests in futures contracts on stock indexes  and  options on  futures  contracts  and  financial instruments such as equity caps, collars, floors and options on  securities  and stock  indexes of large  capitalization, widely traded,  European  stocks.  The Portfolio  invests in
                    financial   instruments   with  values   that   reflect  the
                    performance of stocks of European companies.
------------------- ---------------------------------------------------------------------------------------- -----------------------
EMERGING            Montgomery Variable Series - Emerging Markets: seeks capital                                Montgomery Asset
MARKETS             appreciation,  which  under  normal  conditions  it seeks by                                Management, L.P.
                    investing  at  least  65%  of its  total  assets  in  equity
                    securities  of  companies  in  countries   having   emerging
                    markets. Under normal conditions, investments are maintained in at least six emerging  market  countries at all times and no more than 35% of total  assets  are  invested  in any one emerging market country.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                      PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                     ADVISOR/
       TYPE                                                                                                          SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------------------------------------------------------------------------------------------------------------------------
Sector funds generally  diversify their investments  across particular  economic sectors.  However,  because  those  investments  are limited to a  comparatively narrow segment of the economy,  sector funds are generally not as diversified as most mutual  funds.  Sector funds tend to be more  volatile  than other types of funds.  The value of fund  shares  may go up and down more  rapidly  than  other funds.  Each sector of the economy may also have  different  regulatory or other risk factors that can cause greater fluctuations in the share price. Please read the  prospectus  for the  underlying  sector fund for further  details about the risks of the particular sector of the economy.
------------------------------------------------------------------------------------------------------------------------------------
                    ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO  Variable  Investment  Funds -  Financial  Services:
                    seeks capital  appreciation.  The Portfolio normally invests at least  80% of its  assets  in the  equity  securities  of
                    companies  involved in the financial  services sector.  This                           INVESCO Funds Group, Inc.
                    sector   includes,   among  others,   banks   (regional  and
                    money-centers),  insurance  companies  (life,  property  and casualty,  and multiline),  and investment and miscellaneous
                    industries    (asset   managers,    brokerage   firms,   and
                    government-sponsored agencies). The Investment Advisor seeks companies  which it  believes  can grow their  revenues  and earnings  regardless  of the  interest  rate  environment  -
                    although  securities prices of financial  services companies generally are interest rate-sensitive.
                    ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO Variable  Investment Funds - Health Sciences:  seeks capital appreciation.  The Portfolio invests at least 80% of its  assets  in the  equity  securities  of  companies  that
                    develop,  produce or distribute products or services related                           INVESCO Funds Group, Inc.
                    to  health  care.  These  industries  include,  but  are not limited to, medical equipment or supplies,  pharmaceuticals, health care facilities, and applied research and development of new products or services. The investment advisor attempts
                    to   blend    well-established    healthcare    firms   with
                    faster-growing,  more dynamic health care  companies,  which have new  products or are  increasing  their market share of existing products.
SECTOR              ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO Variable InvestmentFunds - Technology: seeks capital appreciation. The Portfolio normally invests at least 80% of
                    its    assets in  the  equity  securities   of  companies
                    engaged in technology-related industries. These include, but                           INVESCO Funds Group, Inc.
                    are  not  limited  to,  communications,   computers,  video,
                    electronics,  oceanography,  office and factory  automation, and robotics. A core portion of the Portfolio's holdings are invested in  market-leading  technology  companies which the investment  advisor  believes will maintain or improve their market share regardless of overall conditions.
                    ---------------------------------------------------------------------------------------- -----------------------
                    INVESCO  Variable  Investment  Funds  -  Telecommunications:
                    seeks capital  appreciation.  The Portfolio normally invests at least  80% of its  assets  in the  equity  securities  of
                    companies   that  are  primarily   engaged  in  the  design,
                    development,   manufacture,   distribution,   or   sale   of                           INVESCO Funds Group, Inc.
                    communications  services and  equipment,  and companies that are  involved  in  developing,  constructing,  or  operating communications infrastructure projects throughout the world, or in supplying equipment or services to such companies. The telecommunications  sector  includes  companies  that  offer
                    telephone  services,   wireless  communications,   satellite
                    communications,   television  and  movie   programming   and
                    broadcasting.  Normally,  the Portfolio will invest at least
                    65% of its assets in  companies  located  in at least  three
                    different  countries,   although  U.S.  issuers  will  often
                    dominate the holdings.
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------- ---------------------------------------------------------------------------------------- -----------------------
                                                                                                                      PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                     ADVISOR/
       TYPE                                                                                                           SUB-ADVISOR
------------------- ---------------------------------------------------------------------------------------- -----------------------
------------------------------------------------------------------------------------------------------------------------------------
The ProFund VP UltraOTC  portfolio and the Nova,  Ursa and OTC portfolios of the
Rydex  Variable  Trust are  available  to all  Owners,  except for  Owners  that purchase the Optional  Guarantee Feature.  However,  it is recommended that only those Owners who engage a financial advisor to allocate their funds in strategic or tactical asset allocation  strategies invest in this portfolio.  There can be no  assurance  that any  financial  advisor  will  successfully  predict  market fluctuations.
------------------- ---------------------------------------------------------------------------------------- -----------------------
                    ProFund VP  UltraOTC:  seeks daily  investment  results that                            ProFund Advisors LLC
                    correspond to twice (200%) the performance of the NASDAQ 100
                    Index(TM).  The  Portfolio  principally  invests  in futures contracts on stock indexes and options on futures  contracts and  financial  instruments  such as equity  caps,  collars, floors and options on securities  and stock indexes of large capitalization  companies. If the Portfolio is successful in meeting its objective, it should gain approximately twice as much as the growth  oriented  NASDAQ 100  Index(TM)when  the prices of the  securities  in that index rise on a given day and should lose approximately twice as much when such prices decline on that day.
                    ---------------------------------------------------------------------------------------- -----------------------
                    Rydex  Variable  Trust - Nova:  seeks to provide  investment                          PADCO Advisors II, Inc.
                    returns that are 150% of the S&P 500  Composite  Stock Price
                    Index  by  investing  to a  significant  extent  in  futures
 STRATEGIC OR       contracts and options on securities,  futures  contracts and
 TACTICAL           stock  indexes.  If the  Portfolio  meets its  objective the
 ALLOCATION         value of its  shares  will tend to  increase  by 150% of the value of any  increase in the S&P 500 Index.  However,  when the  value of the S&P 500 Index  declines,  the value of its shares  should  also  decrease  by 150% of the  value of any decrease in the S&P 500 Index.
                    ---------------------------------------------------------------------------------------- -----------------------
                    Rydex  Variable  Trust - Ursa:  seeks to provide  investment                         PADCO Advisors II, Inc.
                    results that will inversely correlate (e.g. be the opposite)
                    to the  performance  of the S&P 500  Composite  Stock  Price
                    Index  by  investing  to a  significant  extent  in  futures contracts and options on securities,  futures  contracts and stock  indexes.  The Portfolio  will generally not invest in the  securities  included  in  the  S&P  500  Index.  If the
                    Portfolio  meets its  objective the value of its shares will tend to  increase  when the  value  of the S&P 500  Index is decreasing.  However, when the value of the S&P 500 Index is increasing,  the value of its shares  should  decrease by an inversely proportional amount.
                    ---------------------------------------------------------------------------------------- -----------------------
                    Rydex  Variable  Trust - OTC:  seeks to  provide  investment                        PADCO Advisors II, Inc.
                    results that correspond to a benchmark for  over-the-counter securities, currently the NASDAQ 100 Index(TM), by investing principally in the securities of companies  included in that
                    Index.  The Portfolio  may also invest in other  instruments whose  performance  is expected to correspond to that of the
                    Index,  and may engage in futures and options  transactions.
                    If the Portfolio meets its objective the value of its shares will tend to increase  by the amount of the  increase in the
                    NASDAQ 100 Index(TM).  However, when the value of the NASDAQ
                    100  Index(TM)declines,  the value of its shares should also decrease  by the amount of the  decrease in the value of the
                    Index(TM).
------------------- ---------------------------------------------------------------------------------------- -----------------------
"Standard & Poor's(R),"  "S&P(R),"  "S&P  500(R),"  "Standard & Poor's 500," and
"500" are trademarks of the McGraw-Hill  Companies,  Inc. and have been licensed for use by American Skandia Investment Services, Incorporated and Bankers Trust.
The Portfolio is not sponsored,  endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no  representation  regarding  the  advisability  of investing in the Portfolio.

FEES AND CHARGES

WHAT ARE THE ANNUITY FEES AND CHARGES?

TAX CHARGES: Several states and some municipalities charge premium taxes or similar taxes on annuities. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. Currently, the state tax charge ranges from 0% to 3 1/2%. We will deduct the amount of any tax charge at the time your Premium is applied to the Annuity.

We may assess a charge against the Sub-Accounts equal to any taxes, which may be imposed upon the Separate Account.

TRANSFER FEE: You may make twelve (12) free transfers between Sub-Accounts each Annuity Year. We will charge $10.00 for each transfer after the twelfth in each Annuity Year. Transfers made as part of a rebalancing, market timing or third party investment advisory service will be subject to the transfer limit. For a description of these programs see "Do You Offer Any Automatic Rebalancing Programs?" However, all transfers made on the same day will be treated as one
(1) transfer.

WHAT CHARGES ARE DEDUCTED BY THE SEPARATE ACCOUNT?

INSURANCE CHARGE: We deduct an Insurance Charge daily against the average daily assets allocated to the Sub-Accounts. The charge is equal to 1.25% on an annual basis. This charge is for insurance benefits provided by the Annuity, which may include the risk that persons to whom we guarantee Annuity Payments will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract, confirmation statements, annual account statements and annual reports, legal and accounting fees, as well as various related expenses. Finally, the charge covers the risk that our assumptions about the administrative and non-mortality expenses under this Annuity are incorrect. We may increase the portion of the Insurance Charge for administrative costs. However, any increase will only apply to an Annuity issued after the date of the increase.

We may reduce also the administrative costs portion of the Insurance Charge when an Annuity is sold to individuals or a group of individuals in a manner that reduces our administrative expenses under the Annuity. In reducing this portion of the charge we consider among other things: (a) the size and type of the group; (b) the number of annuities purchased by an Owner; (c) the amount of Premium; and/or (d) other transactions where administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce the administration portion of the Insurance Charge.

PURCHASING YOUR ANNUITY

WHAT ARE THE REQUIREMENTS FOR PURCHASING THE ANNUITY?

PREMIUM PAYMENT: You must make a minimum Premium payment of not less than $35,000. We may allow a lower minimum Premium payment if the Annuity is purchased as a settlement option or an annuitization option from a deferred annuity or a life insurance policy issued by us. Any Premium in excess of $1,000,000 will require approval of our home office before issuing the Annuity.

We may require certain information before we issue an Annuity, including, but not limited to, evidence satisfactory to us of the age of each Annuitant.

Once we agree to issue an Annuity, we invest your Net Premium in the Annuity. The Net Premium is your Premium minus any Tax Charges that may apply. We apply the Net Premium based on your instructions for allocating your Contract Value among one or more Sub-Accounts.

AGE RESTRICTIONS: If the Annuity is purchased with a life contingency payout option, the Annuitant(s) may not be greater than age 85 on the Issue Date. If there is more than one Annuitant named, no Annuitant may be greater than age 85 on the Issue Date. If a Certain Period only is selected we currently have no maximum issue age restriction.

OWNER, ANNUITANT, AND BENEFICIARY DESIGNATIONS: We require you to name the Owner(s), Annuitant(s) and Beneficiary(ies) for your Annuity.

- OWNER: We assume the Annuitant is also the Owner unless you indicate otherwise. Similarly, if there are joint Annuitants, we assume each Annuitant is a joint Owner. You may name more than one Owner in which case all ownership rights are held jointly. You may name a contingent Owner. Ownership rights pass to such a contingent Owner upon the death (or in the case of an entity, the dissolution) of the Owner. Unless you indicate otherwise, no rights pass to any contingent Owner until the death (or dissolution) of all Owners.

       All ownership rights pass to the Beneficiary as of the Inheritance Date unless you instruct us that ownership should remain with any then surviving Owners. If ownership rights vest in a Beneficiary and there is no prior irrevocable contingent Beneficiary designation, such Beneficiary may name a person or entity to receive any remaining Annuity Payments yet to be paid subsequent to such Beneficiary's death.

- ANNUITANT: The Annuitant is the person to whom we agree to make Annuity Payments. If we are to make Annuity Payments for life, we makes such payments only during the life of the Annuitant. You may name one or two Annuitants. The Annuitant can be, but does not have to be, the Owner. You must name an Annuitant who is a natural person. The Annuitant designation cannot be changed once your Annuity is issued.

- BENEFICIARY: The Beneficiary(ies) is/are the person(s) or entity(ies) you name to receive any remaining payments under the Annuity if there is any remaining Certain Period. You may name one or more primary Beneficiaries and one or more contingent Beneficiaries. Payments to your Beneficiary(ies) will be made in equal proportions unless you notify us otherwise. We will make payment to a contingent Beneficiary if the primary Beneficiary dies before the Inheritance Date. If no Beneficiary is alive as of the Inheritance Date or you do not make a Beneficiary designation, any remaining Annuity Payments will be made to you or your estate. Unless you indicate otherwise, no rights pass to any contingent Beneficiary until the death (or dissolution) of all Beneficiaries. If Annuity Payments are being made to a Beneficiary and the Beneficiary has not named a person or entity to receive Annuity Payments during any remaining Certain Period subsequent to his or her death, then such Annuity Payments will be made to the Beneficiary's estate. Beneficiary designations can be changed unless the Owner requests that the designation be made irrevocable.

Your choice of Annuitant(s) and Beneficiary(ies) can have significant tax implications. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

WHAT ARE MY PAYOUT OPTIONS?

We may offer this Annuity with four different payout options.

- LIFE ONLY: Under this payout option, we make Annuity Payments as long as the Annuitant is living, no matter how long that may be. The final payment will be the payment made immediately prior to the death of the Annuitant. No additional payments would be made after the Annuitant dies. It is possible that only one Annuity Payment would be made under this payout option. This would happen if the Annuitant dies before the second Annuity Payment Date. No full or partial surrenders are permitted if this option is selected.

- CERTAIN ONLY: Under this payout option, we guarantee to make payments for a designated number of years. The number of years CANNOT BE LESS THAN __ OR MORE THAN __. If the Annuitant dies prior to the last guaranteed Payment Date, we will continue Annuity Payments to the Beneficiary as they become due or pay the present value of the remaining guaranteed payments in a lump sum to the Beneficiary when we receive due proof of the Annuitant's death. If payments under this option are available, the present value of the remaining guaranteed payments is calculated as of the date we receive written notice of the Annuitant's death, using that Annuity's Benchmark Rate. No additional Annuity Payments will be made under this option after all the guaranteed payments have been made. If this option is selected full surrenders may be made from the Annuity prior to the last guaranteed Payment Date. No partial surrenders are permitted if this option is selected.

- LIFE WITH CERTAIN PERIOD: UNDER THIS PAYOUT OPTION, WE WILL MAKE ANNUITY PAYMENTS FOR A SPECIFIED PERIOD (__ OR __ YEARS) or for the life of the Annuitant, whichever is later. The final payment will be the later of either the last guaranteed Payment Date or the scheduled Payment Date immediately prior to the Annuitant's death. If the Annuitant dies prior to the last guaranteed Payment Date, we will make payments to the Beneficiary when we receive due proof of the Annuitant's death. No additional payments will be made if the Annuitant dies after all guaranteed payments have been made. Full or partial surrenders are permitted if this option is selected.

- JOINT LIFE WITH CERTAIN PERIOD: Under this payout option we will provide Annuity Payments for a designated period of yearS or for the Annuitants and Joint Annuitants lifetimes, whichever is later. Full or partial surrenders are permitted if this option is selected.

We may offer additional payout options in the future.

MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?

(The right to return the Annuity is referred to as the "Free-Look" right or "right to cancel.")

If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a Free-Look period. Depending on the state in which you purchased your Annuity, the Free-Look period may be ten (10) days, twenty-one (21) days or longer, measured from the time that you received your Annuity. If you exercise your Free-Look right, we will refund your Contract Value, plus any Tax Charges deducted. This amount may be higher or lower than your original Premium. Certain states require that we return your current Contract Value or the amount of your initial Premium, whichever is greater. The same rule applies to an Annuity that is purchased as an IRA. In those states where we are required to return the greater of your Premium or Contract Value, we will allocate your Contract Value to the AST Money Market Sub-Account during the Free-Look period and for a reasonable additional amount of time to allow for delivery of your Annuity.

MANAGING YOUR ANNUITY

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN SUB-ACCOUNTS?

You may make transfers between Sub-Accounts. Transfers are not subject to taxation. We currently limit the number of Sub-Accounts you can invest in at any one time to ten (10) or, if asset allocation is required, the number of categories in the asset allocation model. We may require a minimum of $500 in any Sub-Account to which you allocate your Contract Value at the time of any allocation or transfer. If you request a transfer and, as a result of the transfer, there would be less than $500 in the Sub-Account, we may transfer the remaining Contract Value in the Sub-Account pro rata to the other investment options to which you transferred.

WE RETAIN THE RIGHT TO CHARGE $10.00 FOR EACH TRANSFER AFTER THE TWELFTH (12TH) in each Annuity Year, including transfers made as part of any rebalancing, market timing or third party investment advisory service which you have authorized. All rebalancing transfers made on the same day as part of an automatic rebalancing program are considered as one transfer when counting the number of transfers each year towards the maximum of 12 free transfers.

We reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive trading or a specific transfer request or group of transfer requests may have a detrimental effect on the share prices of the Portfolios; or (b) we are informed by one or more of the Portfolios that the purchase or redemption of shares must be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on the share prices of affected Portfolios. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. Under such a circumstance, we will process transfers according to our rules then in effect and provide notice if the transfer request was denied. If a transfer request is denied, a new transfer request may be required.

MAY I AUTHORIZE MY FINANCIAL REPRESENTATIVE TO MANAGE MY ACCOUNT?

You may authorize your financial representative to decide on the allocation of your Contract Value and to make financial transactions between investment options, subject to our rules. However, we can suspend or cancel these privileges at any time. We will notify you if we do. We may restrict the available investment options if you authorize a financial representative to make transfers for you. We do this so that no financial representative is in a position to control transfers of large amounts of money for multiple clients into or out of any of the Portfolios that have expressed concern about movement of a large proportion of a Portfolio's assets.

We may also establish different "cut-off times" by which we must receive all financial transactions for certain Portfolios. Currently, only the portfolios of Rydex Variable Trust and ProFund VP are subject to this restriction. Financial transactions involving a Rydex or ProFund Sub-Account must be received by us no later than one (1) hour before close of the New York Stock Exchange (generally 3:00 p.m. Eastern time) to be processed on the current Valuation Day. If you request a transaction involving the purchase or redemption of units in one of the Rydex or ProFund Sub-Accounts after this time, we will deem your request as received by us on the next Valuation Day.

We, or an affiliate of ours, may provide administrative support to financial representatives who make transfers on your behalf. These financial representatives may be firms or persons who also are appointed by us as authorized sellers of the Annuity. However, we do not offer you advice about how to allocate your Contract Value. Any financial firm or representative you engage to provide advice and/or make transfers for you is not acting on our behalf. We are not responsible for any recommendations such financial representatives make, any market timing or asset allocation programs they choose to follow or any specific transfers they make on your behalf.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?

Yes, we offer an automatic rebalancing program that can periodically reallocate your Contract Value among the Sub-Accounts you choose. You can choose to have your Contract Value rebalance quarterly, semi-annually, or annually. On the appropriate date, your Sub-Accounts are rebalanced to the allocation percentages you request. If you request a transfer from or into any Sub-Account that is part of the automatic rebalancing program, we will ask if you wish to change your rebalancing percentages as well, and will automatically adjust the rebalancing percentages in accordance with the transfer request unless we receive alternate instructions from you.

ACCESS TO CASH VALUE

MAY I SURRENDER ALL OR PART OF MY ANNUITY?

If an Annuitant is alive, you may surrender all of the Annuity for its Cash Value, if any. You also may surrender a portion of your Annuity if your Annuity is payable for life and a Certain Period, as long as the Annuitant is alive and the Cash Value remaining after the partial surrender is at least $5,000. The Cash Value, if any, is always less than the Contract Value. If you elect a partial surrender of the Annuity we will apply the surrender pro-rata among all Sub-Accounts where you are invested. Such partial surrender will reduce proportionately all the Annuity's Contract and Cash Values, but will not effect the Certain Period. We may request evidence satisfactory to us that the Annuitant is alive and other information to process the surrender request (see "Requirements for Surrender").

Cash Value is determined by discounting the value of future Annuity Payments. The discount rate used may be higher than the Benchmark Rate but currently never more than 2%. The discount rate applicable to your Annuity may depend on whether Annuity Payments are payable for life, the Annuitant's age and gender (where applicable), or the length of the Certain Period. The discount rate in effect on the Issue Date is not subject to change.

You may elect to return the Annuity during the Free-Look period. For additional information about surrendering during the Free-Look period, please refer to the section entitled "May I return the Annuity if I change my mind?"

WHAT IF MY CERTAIN PERIOD IS ZERO, MAY I STILL MAKE A FULL OR PARTIAL SURRENDER?

No. If your Annuity has no Certain Period you may not make a full or partial surrender because there is no Cash Value.

REQUIREMENTS FOR A SURRENDER:  We must receive at our Office:
(a) a request in writing;
(b) the Annuity; and
(c) necessary representations in writing regarding tax withholding.

ANNUITY BENEFITS

WHAT ARE THE BENEFITS OF THIS ANNUITY?

This Annuity provides that Annuity Payments are payable for the life of the Annuitant, for a Certain Period, or for the life of the Annuitant and a Certain Period. This Annuity terminates when the Annuitant dies, the Certain Period chosen ends, or upon the Inheritance Date if a lump sum death benefit is payable.

HOW DO WE CALCULATE YOUR ANNUITY PAYMENT?

Any portion of your Premium allocated to the Sub-Accounts will be used to purchase Units. We will determine the number of Units based on the Premium reduced by any Tax Charge, the length of any Certain Period, the payout option selected, and the Unit Value of the Sub-Accounts you initially selected on the Issue Date. The number of Units also will depend on the Annuitant's age and gender (where permitted by law) if Annuity Payments are due for the life of the Annuitant. The number of Units allocated to each Sub-Account will not change unless you transfer among the Sub-Accounts or withdraw cash (if allowed).

We calculate your Annuity Payment Amount on each Monthly Processing Date by taking the number of Units scheduled to be redeemed under the Schedule of Units in each Sub-Account and multiplying them by the Unit Value of each Sub-Account on such date. This calculation is performed for each Sub-Account, and the sum of the Sub-Account calculations will equal the amount of your Annuity Payment Amount.

The Unit Value in a particular Sub-Account on any Valuation Day is equal to the Unit Value of that Sub-Account on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that Sub-Account for the Valuation Period multiplied by the daily factor for the Valuation Period.

WHEN ARE ANNUITY PAYMENTS MADE?

Each Annuity Payment is payable monthly on the Annuity Payment Date. The initial Annuity Payment will be on a date of your choice of THE 1ST THROUGH THE 28TH DAY OF THE CALENDAR MONTH FOLLOWING THE 30TH day after the Issue Date of this Annuity. This date will be the Annuity Payment Date which may not change after the Issue Date.

MAY I CONVERT ANNUITY PAYMENTS TO FIXED PAYMENTS?

Yes. You may convert to fixed Annuity Payments but only after two (2) years from the Annuity's Issue Date. Before any Annuity Payment Date after this period, you may make an irrevocable election to convert to fixed Annuity Payments. If you elect fixed payments, on each Annuity Payment Date you will receive a fixed amount that will not vary with investment performance. The value of these payments depends on the Contract Value at the time of the conversion, the then current Certain Period, the Annuitant's age and gender (where permitted by law) if a life payout is selected, and an assumed interest rate of not less than 3% per year. The subsequent Annuity Payment Amount may be greater than, equal to, or less than the current Annuity Payment Amount. The Certain Period is not effected by conversion. After you have elected this option under this Annuity you will not be permitted to make full or partial surrenders.

WHO RECEIVES THE ANNUITY PAYMENT?

We make Annuity Payments to the Annuitant. Subject to our rules, we may accept your instructions to forward Annuity Payments to an alternate payee.

WHAT HAPPENS WHEN THE ANUITANT DIES?

As of the Inheritance Date, if an Certain Period exists, we will make Annuity Payments to the Beneficiary for the remainder of the CERTAIN PERIOD. AS AN ALTERNATIVE, A LUMP SUM CAN BE PAID TO THE BENEFICIARY. THERE IS NO GUARANTEE THAT THERE WILL BE ANY CERTAIN PERIOD AFTER THE DATE OF DEATH, WHICH MEANS THERE MAY BE NO AMOUNT DUE FOR THE BENEFICIARY. If there is no Certain Period as of the Inheritance Date, the Annuity terminates.

If the Annuitant dies before the Annuity Date, the Annuity will end and the Cash Value will be payable as settlement to the Beneficiary(s) after we have received all of our requirements to make settlement.

WHAT HAPPENS WHEN THE OWNER DIES?

If any Owner dies before the  Annuity  Date,  the Annuity  will end and the Cash
Value will be payable to the Beneficiary(s) after we have received all of our requirements to make settlement.

WHEN DO ANNUITY PAYMENTS FOR A BENEFICIARY START?

If Annuity Payments are to be paid to a Beneficiary, Annuity Payments will begin as of the next Annuity Payment Date following the Inheritance Date, or the Cash Value can then be paid. No amounts are payable to a Beneficiary until the death of the last surviving Annuitant. Evidence satisfactory to us of the death of all Annuitants must be provided before any amount becomes payable to a Beneficiary.

IF ANNUITY PAYMENTS ARE TO BE PAID TO A BENEFICIARY, WHAT DETERMINES THE ANNUITY PAYMENT EACH MONTH AND HOW LONG WILL THE ANNUITY PAYMENTS BE PAID TO THE BENEFICIARY?

We make Annuity Payments to the Beneficiary if a Certain Only or a Life with Certain Period payout option has been selected. We calculate the amount payable each month in the same manner before and after the Inheritance Date if Annuity Payments are payable to the Beneficiary. Annuity Payments payable to Beneficiary are due over any remaining Certain Period. The Annuity terminates when the Certain Period ends.

If there is a Certain Period remaining as of the Inheritance Date, the Beneficiary may elect to receive the Cash Value instead of Annuity Payments if, before the Inheritance Date, you did not elect, in writing, to prohibit commutation and all Beneficiaries agree in writing to such commutation. All requirements that would otherwise apply for Annuity Payments payable for the benefit of the Beneficiary will apply before we pay a Cash Value as an alternative.

WHAT DOCUMENTATION IS REQUIRED TO RECEIVE ANNUITY PAYMENTS?

REQUIREMENTS FOR ANNUITY PAYMENTS WHILE THE ANNUITANT IS ALIVE: We must receive at our office necessary representations in writing regarding tax withholding. We may also require, from time-to-time, evidence in writing satisfactory to us that the Annuitant is alive. We may withhold Annuity Payments until we receive our requirements or until we receive in writing due proof satisfactory to us of the Annuitant's death. Such withheld Annuity Payments will be maintained in our general account. We will credit interest of at least 3% per year, compounded yearly, on each withheld Annuity Payment unless otherwise required by law. Should we subsequently receive the applicable requirements, we will pay the withheld Annuity Payments plus any interest credited in a lump sum for the benefit of the applicable payee (see "Payments and Payees").

REQUIREMENTS FOR ANNUITY PAYMENTS PAYABLE TO THE BENEFICIARY: We must receive at our Office:

(a) due proof satisfactory to us in writing of the death of all Annuitants and, if applicable, no Owner died before the Annuity Date;
(b) the Annuity; and
(c) all representations, in writing, that we require or which are mandated by applicable law or regulation in relation to making payments to a Beneficiary, including any required in relation to tax withholding.

Once Annuity Payments begin to be paid to a Beneficiary, we may require, from time-to-time, evidence in writing satisfactory to us that a natural person who is a Beneficiary is alive. We may withhold Annuity Payments until we receive such requirements, or until we receive in writing due proof satisfactory to us of such Beneficiary's death. We will credit interest of at least 3% per year, compounded yearly, on each withheld Annuity Payment unless otherwise required by law. Should we subsequently receive our requirements, we will pay the withheld Annuity Payments plus any interest credited in a lump sum for the benefit of the applicable payee (see "Payments and Payees").

PAYMENTS AND PAYEES

The payees of an Annuity Payment, Cash Value, or a partial or full surrender may provide us with an account at a financial institution to which we may electronically forward such payments. Subject to our rules, we may, as a convenience, forward a payment for an Annuitant, Owner, or Beneficiary (or a person selected to receive remaining Annuity Payments after such Beneficiary's death) to an account for the benefit of an alternate person or entity. We must receive the request to forward payments to such alternate person or entity in writing from the person or entity that then has ownership rights.

We pay Annuity Payments to the Annuitant first designated on any application unless you instruct us to forward Annuity Payments to any other named Annuitant. We forward any partial or full surrender to the Owner unless you instruct us otherwise.

Before the Inheritance Date, we may split Annuity Payments among all the recipients if requested by the Owner in writing. We reserve the right to limit the number of payees. If a split payment has been selected and one of any several joint payees die but other joint payees survive; and we receive proof satisfactory to us of such death, any subsequent Annuity Payments will be split pro rata among accounts for the surviving payees. Such split Annuity Payments can be terminated by the Owner by forwarding a request to us in writing before the Inheritance Date.

Any amounts due on or after the Inheritance Date will be split among any named Beneficiaries in accordance with the Beneficiary designation. However, currently we will not accept an instruction to pay part as a lump sum and part as Annuity Payments. We will pay the lump sum and our liability under the Annuity will terminate if no election is received in writing by us at our Office before the Inheritance Date or if, as of the Inheritance Date, multiple Beneficiaries cannot agree as to whether amounts are to be received as Annuity Payments or a lump sum (assuming some amount is owed).

TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?

Following is a brief summary of some of the federal tax considerations relating to this Annuity. Since the tax laws are complex and tax consequences are affected by your individual circumstances, this summary of our interpretation of the relevant tax laws is not comprehensive nor is it tax advice. You may wish to consult a professional tax advisor for tax advice.

TAXATION OF AMERICAN SKANDIA AND THE SEPARATE ACCOUNT

The Separate Account is taxed as part of American Skandia which is taxed as a life insurance company under Subchapter L of the Code. Accordingly, the Separate Account is not separately taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Units. As a result, such investment income and realized capital gains are automatically applied to increase reserve under the Annuity.

Currently no taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to the Annuity.

HOW ARE IMMEDIATE ANNUITIES TREATED UNDER THE TAX CODE?

Section 72 of the Code governs the taxation of annuities in general. Taxation of an immediate annuity is largely dependent upon whether it is used in a qualified pension or profit sharing plan or other retirement arrangement eligible for special treatment under the Code.

Pursuant to Section 72(s) of the Code, an annuity must provide for certain required distributions after the date of death of the Owner. In addition, pursuant to Section 72(u) an annuity will be considered an immediate annuity if it is purchased with a single premium, Annuity Payments commence within one year from the date of the purchase, and the Annuity provides for a series of equal payments no less frequently than annually. Based on our understanding of tax law, we believe that the Annuity meets these requirements and would be considered an immediate annuity for the federal income tax purposes except as otherwise noted below under "Special concerns regarding immediate annuities".

HOW ARE ANNUITY PAYMENTS TAXED?

DISTRIBUTIONS FROM AN ANNUITY ARE TAXED AS ORDINARY INCOME AND NOT AS CAPITAL GAINS. Generally, a portion of each Annuity Payment is taxable as determined by an IRS formula that establishes the ratio between the "investment in the contract" and the total value of Annuity Payments to be made. This is called the "exclusion ratio."

"Investment in the contract" is equal to the total Premium paid for the contract minus any previous distributions (or portions of distributions) from such contract that were not includible in gross income. "Investment in the contract" may be affected by whether an annuity was purchased as part of a tax-free exchange of life insurance , endowment, or annuity contracts under Section 1035 of the Code.

The portion of each Annuity Payment that represents "Investment in the contract" is excluded from gross income. When Annuity Payments cease because of the death of the person upon whose life payments are based and, as of the date of death, the amount of Annuity Payments excluded from taxable income by the exclusion ratio does not exceed the "investment in the contract," then the remaining portion of unrecovered investment is allowed as a deduction in the tax year of such death.

HOW ARE DISTRIBUTIONS OTHER THAN ANNUITY PAYMENTS TAXED?

Distributions considered to be "amounts not received as an annuity," including a partial or full surrender or a lump sum alternative after the Annuitant's death, are generally treated as coming first from "income on the contract" and then as a return of the "investment in the contracts." The amount of any distribution that is treated as receipt of "income on the contracts" is includible in the raxpayer's gross income and taxable in the year it is received. The amount of the distribution treated as a return of the "investment in the contract" is not included in gross income. "Income on the contract" for an annuity would be computed by subtracting from the value of all "related contracts" the taxpayer's "investment in the contract" (which is an amount equal to total payments for the contract less any previous distributions or portions thereof from such contract not included in gross income). "Investment in the contract" may be affected by whether an annuity was purchased as part of a tax-free exchange of life insurance or annuity contracts under Section 1035 of the Code.

We believe that "investment in the contract" does not include the Premium paid for "related contracts" under this Annuity. "Related contracts" mean all annuity contracts or certificates (other than certain contracts owned in connection with a tax-qualified retirement arrangement) for which the taxpayer is the beneficial owner and which are issued by the same insurer within the same calendar year, irrespective of the named annuitants. "Related contracts" are treated as one annuity contract when determining the taxation of distributions before annuitization. While it is clear that "related contracts" include contracts prior to when annuity payments begin, there is some uncertainty regarding the manner in which the Internal Revenue Service would view "related contracts" when one or more contracts are immediate annuities or are contracts that have been annuitized. We do not believe "related contracts" include immediate annuities or annuities for which annuity payments have begun. If "related contracts" include immediate annuities or annuities for which annuity payments have begun, then "related contracts" would have to be taken into consideration in determining the taxable portion of each annuity payment (as outlined in the "How Are Annuity Payments Taxed?" subsection above) as well as in determining the taxable portion of distributions from an annuity or any "related contracts" before annuity payments have begun. The Internal Revenue Service has not issued guidance clarifying this issue as of the date of this Prospectus. We cannot guarantee that immediate annuities or annuities for which annuity payments have begun could not be deemed to be "related contracts". You are particularly cautioned to seek advice from your own tax advisor on this matter.

SPECIAL CONCERNS REGARDING IMMEDIATE ANNUITIES: The Internal Revenue Service has ruled that the 10% penalty applicable to "non-qualified" immediate annuities will apply to annuity payments under a contract recognized as an immediate annuity under state insurance law but not under Section 72 (u) of the Code in an exchange situation where the Premium for the exchanged contract was paid, or deemed to have been paid, more than one year prior to the first annuity payment payable under the immediate annuity; and the annuity payments under the immediate annuity do not meet the requirements of any other exception to the 10% penalty.

We believe Annuity Payments are not subject to the 10% penalty if they meet the substantially equal payment exception under Section 72(q) (relating to non-qualified contracts) or 72(t) (relating to tax qualified retirement plans or qualified contracts including individual retirement annuities). If these types of programs provided by us and other insurance companies are deemed by the Internal Revenue Code not to meet the substantially equal periodic payments exception in Section 72(q) or Section 72(t) of the Code and you do not meet any of the other exceptions under the Code, you may be subject to the 10% penalty described above.

Distributions, other than Annuity Payments, from the Annuity may be subject a penalty equal to 10% plus interest, unless an exception applies.

SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035: Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If the Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any distributions other than as annuity payments will be considered to come:

- First, from the amount of "investment in the contract" made prior to August 14, 1982 and exchanged into the annuity;
- Then, from any "income on the contract" that is attributable to the Premium payments made prior to August 14, 1982 (including income on such original Premium after the exchange);
-      Then, from any remaining "income on the contract"; and
-      Lastly, from the remaining "investment in the contract."

Therefore, to the extent a distribution is equal to or less than the investment in the contract made prior to August 14, 1982, such amounts are not included in taxable income. Further, distributions received that are considered to be a return of investment on the contract from Premium made prior to August 14, 1982, such distributions are not subject to the 10% tax penalty. In all other respects, the general provisions of the Code apply to distributions from annuities obtained as part of such an exchange.

ARE THERE TAX CONSIDERATIONS FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?

There are various types of qualified plans for which the Annuity may be suitable. Generally, this Annuity may be useful to meet income obligations under such plans, or for taking distributions, because of the benefits provided by the Annuity and because the Annuity is a single premium product. Therefore, in many cases, using the Annuity in conjunction with a qualified plan may require a transfer or "roll over" from an existing qualified plan. Before purchasing the Annuity for use in a qualified plan, you should OBTAIN COMPETENT TAX ADVICE ABOUT THE TAX TREATMENT AND THE SUITABILITY OF SUCH AN INVESTMENT. AMERICAN SKANDIA DOES NOT OFFER THE ANNUITY TO ALL TYPES OF TAX-QUALIFIED RETIREMENT PLANS.

CORPORATE PENSION AND PROFIT-SHARING PLANS: The Annuity may be used to fund employee benefits of various corporate pension and profit-sharing plans established by corporate employers under Sections 401(a) and 401(k) of the Code. Contributions to such plans are not taxable to the employee until distributions are made from the retirement plan.

H.R. 10 PLANS: The Annuity may also be used to fund benefits of retirement plans established by self-employed individuals for themselves and their employees. These are commonly known as "H.R. 10 Plans" or "Keogh Plans".

TAX SHELTERED ANNUITIES: Annuities may be used to pay benefits of a tax sheltered annuity. Under Section 403(b) of the Code, a tax sheltered annuity ("TSA") is a contract into which contributions may be made by certain qualifying employers such as public schools and certain charitable, educational and scientific organizations specified in Section 501(c)(3) for the benefit of their employees.

SECTION 457 PLANS: Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax exempt employers for their employees may invest in annuity contracts. The Code limits contributions and distributions, and imposes eligibility requirements as well.

INDIVIDUAL RETIREMENT PROGRAM OR "IRA": Section 408 of the Code allows eligible individuals to maintain an IRA. The Annuity may be used in connection with an IRA including "roll-over" distributions from certain tax-qualified retirement plans.

ROTH IRAS: "Roth IRA" is a form of IRA. Contributions to a Roth IRA are not tax deductible.

SEP IRAS: Eligible employers that meet specified criteria may establish Simplified Employee Pensions or SEP IRAs.

HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?

Generally, the entire annuity distribution from a qualified annuity will be taxed as ordinary income unless the premium contained after-tax contributions. Distributions before a participant's age 59 1/2 from qualified annuities are subject to a penalty equal to 10% of the amount includible in gross income, unless an exception applies. We believe that the exception for substantially equal periodic payments noted in Section 72(t)(2)(A)(iv) of the Code applies to Annuity Payments if the Annuity is purchased: (i) for life; (ii) for life and a Certain Period that does not exceed the life expectancy of the participant as defined in the regulations under the Code; or (iii) for a Certain Period equal to the participant's life expectancy as defined in the same regulations. We also believe that the penalty does not apply to any lump sum paid to a Beneficiary if the Annuitant is the employee participating in the applicable qualified plan.

Distributions, other than Annuity Payments, from a qualified annuity may be subject to a penalty equal to 10% plus interest, unless an exception applies.

GENERAL TAX CONSIDERATIONS

DIVERSIFICATION: Section 817(h) of the Code provides that a variable annuity contract, in order to qualify as an annuity, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of insurance companies). If the diversification requirements under the Code are not met and the annuity is not treated as an annuity, the taxpayer will be subject to income tax on the annual gain in the contract. We believe the Portfolios should comply with the terms of these regulations.

TRANSFERS BETWEEN SUB-ACCOUNTS: Transfers between Sub-Accounts are not subject to taxation. The Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines may have on transfers between the Sub-Accounts offered pursuant to this Prospectus. We will take any action, including modifications to your Annuity or the Sub-Accounts, required to comply with such guidelines if promulgated.

FEDERAL INCOME TAX WITHHOLDING: Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is includible in the gross income of the recipient. Amounts to be withheld depend upon the nature of the distribution. However, under most circumstances a recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by filing a completed election form with us.

Certain distributions, including rollovers, from most Qualified Contracts, may be subject to automatic 20% withholding for Federal income taxes. This will not apply to:

-      direct transfers to the trustee of another retirement plan;
- distributions from an individual retirement account or individual retirement annuity;
- distributions required to meet the Required Minimum Distribution rules under section 401(a)(9),
- distributions made as substantially equal periodic payments for the life or life expectancy of the participant in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan (all Annuity Payments before the Inheritance Date meet this exception); and
- certain other distributions where automatic 20% withholding may not apply.

ESTATE AND GIFT TAX CONSIDERATIONS: You should obtain competent tax advice with respect to possible Federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

GENERATION-SKIPPING TRANSFERS: Under the Code certain taxes may be due when all or part of an annuity is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract holder. These generation-skipping transfers generally include those subject to federal estate or gift tax rules. There is an aggregate $1 million exemption from taxes for all such transfers. We may be required to determine whether a transaction is a direct skip as defined in the Code and the amount of the resulting tax. We will deduct from your Annuity or from any applicable payment treated as a direct skip any amount of tax we are required to pay.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?

We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at http://www.americanskandia.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Contract Value, transfers, or withdrawals. We send monthly statements reflecting the processing done each Annuity Payment Date except after any conversion to fixed payments. Before any conversion, we also send periodic statements detailing the activity affecting your Annuity during the calendar quarter. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. You should review the information in these statements carefully.

All errors or corrections must be reported to us at our home office as soon as possible to assure proper accounting to your Annuity. For transactions that are confirmed immediately, we assume all transactions are accurate unless you notify us otherwise within 10 days from the date you receive the confirmation. For transactions that are only confirmed on the periodic statements, we assume all transactions are accurate unless you notify us within 10 days from the date you receive the quarterly statement. All transactions confirmed immediately or by periodic statement are deemed conclusive after the applicable 10-day period. We may also send an annual report and a semi-annual report containing applicable financial statements, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

WHO IS AMERICAN SKANDIA?

American Skandia Life Assurance Corporation ("American Skandia") is a stock life insurance company domiciled in Connecticut with licenses in all 50 states and the District of Columbia. American Skandia is a wholly-owned subsidiary of American Skandia Investment Holding Corporation (the "Parent"), whose ultimate parent is Skandia Insurance Company Ltd., a Swedish company. American Skandia markets its products to broker-dealers and financial planners through an internal field marketing staff. In addition, American Skandia markets through and in conjunction with financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.

American Skandia is in the business of issuing variable annuity and variable life insurance contracts. American Skandia currently offers the following products: (a) flexible premium deferred annuities and single premium fixed deferred annuities that are registered with the SEC; (b) certain other fixed deferred annuities that are not registered with the SEC; (c) certain group variable annuities that are exempt from registration with the SEC that serve as funding vehicles for various types of qualified pension and profit sharing plans; (d) a single premium variable life insurance policy that is registered with the SEC; (e) a flexible premium life insurance policy that is registered with the SEC; and (f) both fixed and variable immediate adjustable annuities.

WHAT ARE SEPARATE ACCOUNTS?

The assets supporting our obligations under the Annuities are held in separate accounts established under the laws of the State of Connecticut. We are the legal owner of assets in the separate accounts. Assets supporting fixed annuity payments after a conversion are held in our general account. Income, gains and losses from assets allocated to these separate accounts are credited to or charged against each such separate account without regard to other income, gains or losses of American Skandia or of any other of our separate accounts. These assets may only be charged with liabilities which arise from the annuity contracts issued by American Skandia Life Assurance Corporation. The amount of our obligation in relation to allocations to the Sub-Accounts is based on the investment performance of such Sub-Accounts. However, the obligations themselves are our general corporate obligations.

SEPARATE ACCOUNT B

The assets supporting obligations based on allocations to the variable investment options are held in Class 7 Sub-Accounts of American Skandia Life Assurance Corporation Variable Account B, also referred to as "Separate Account B". Separate Account B consists of multiple Sub-Accounts. The name of each Sub-Account generally corresponds to the name of the underlying Portfolio. The names of each Sub-Account are shown in the Statement of Additional Information. Separate Account B was established by us pursuant to Connecticut law. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account
B. The Sub-Accounts offered pursuant to this Prospectus are Class 7 Sub-Accounts of Separate Account B. Each class of Sub-Account in Separate Account B has a different level of charges assessed against such Sub-Accounts. You will find additional information about these Portfolios in the prospectuses for such funds.

Separate Account B is registered with the SEC under the Investment Company Act of 1940 ("Investment Company Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of Separate Account B. Each
Sub-Account invests only in a Portfolio. We reserve the right to add Sub-Accounts, to eliminate Sub-Accounts, to combine Sub-Accounts, or to substitute Portfolios.

VALUES AND BENEFITS BASED ON ALLOCATIONS TO THE SUB-ACCOUNTS WILL VARY WITH THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS, AS APPLICABLE. WE DO NOT GUARANTEE THE INVESTMENT RESULTS OF ANY SUB-ACCOUNT. YOUR CONTRACT VALUE ALLOCATED TO THE SUB-ACCOUNTS MAY INCREASE OR DECREASE. YOU BEAR THE ENTIRE INVESTMENT RISK.

MODIFICATION

We reserve the right to do any or all of the following: (a) combine a Sub-Account with other Sub-Accounts; (b) combine Separate Account B or a portion thereof with other separate accounts; (c) deregister Separate Account B under the Investment Company Act of 1940; (d) operate Separate Account B as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; (e) make changes required by any change in the Securities Act of 1933, the Exchange Act of 1934 or the Investment Company Act of 1940; (f) make changes that are necessary to maintain the tax status of the Annuity under the Internal Revenue Code; and (g) make changes required by any change in other Federal or state laws relating to immediate annuities; and (h) discontinue offering any variable investment option at any time.

Also, from time to time, we may make additional Sub-Accounts available to new Annuity purchasers. These Sub-Accounts will invest in Portfolios we believe to be suitable for the Annuity. We may or may not make a new Sub-Account available to invest in any new Portfolio should such a Portfolio be made available to Separate Account B.

We may eliminate Sub-Accounts, combine two or more Sub-Accounts or substitute one or more new Portfolios for the one in which a Sub-Account is invested. Substitutions may be necessary if we believe a Portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of a Portfolio, or because the Portfolio is no longer available for investment, or for some other reason. We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, deletion or addition. We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, deletion or addition.

We reserve the right to transfer assets of the Separate Account, which we determine to be associated with the class of contracts to which your Annuity belongs, to another separate account. We notify you and any payee of any modification to the Annuity. We may endorse the Annuity to reflect the change.

WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?

Each Portfolio is registered as an open-end management investment company under the Investment Company Act. Shares of the Portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

VOTING RIGHTS

We are the legal owner of the shares of the Portfolios in which the Sub-Accounts invest. However, under SEC rules, you have voting rights in relation to Contract Value maintained in the Sub-Accounts. If a Portfolio requests a vote of shareholders, we will vote our shares in the manner directed by Owners with Contract Value allocated to that Sub-Account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. We will furnish those Owners who have Contract Value allocated to a Sub-Account whose Portfolio has requested a "proxy" vote with the necessary forms to provide us with their instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the Portfolio that require a vote of shareholders.

MATERIAL CONFLICTS

It is possible that differences may occur between companies that offer shares of a Portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of a Portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

TRANSFERS, ASSIGNMENTS OR PLEDGES

Generally, vested rights in an Annuity may be transferred, assigned or pledged for loans at any time. However, these rights may be limited depending on the use of the Annuity. Generally, transfers, assignments or pledges to another person or entity may occur at any time prior to the death of the last surviving Annuitant. We generally will not accept transfers, assignments or pledges after such death. You must request a transfer or provide us a copy of the assignment in writing. A transfer or assignment is subject to our acceptance. Prior to receipt of this notice, we will not be deemed to know of or be obligated under any assignment prior to our receipt and acceptance thereof. We assume no responsibility for the validity or sufficiency of any assignment.

DEFERRAL OF TRANSACTIONS

We may defer payment of proceeds of any distribution before the exercise of the conversion right for which we have received all our requirements for a period not to exceed 7 calendar days from the date the transaction is effected. We may defer any payment from the general account of proceeds of any distribution after the exercise of the conversion right for a period not to exceed the lesser of 6 months or the period permitted by law.

All procedures, including payment, based on the valuation of the Sub-Accounts may be postponed during the period: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?

American Skandia Marketing, Incorporated ("ASM"), a wholly-owned subsidiary of American Skandia Investment Holding Corporation, is the distributor and principal underwriter of the securities offered through this prospectus. ASM acts as the distributor of a number of annuity and life insurance products we offer and both American Skandia Trust and American Skandia Advisor Funds, Inc., a family of retail mutual funds. ASM's principal business address is One Corporate Drive, Shelton, Connecticut 06484. ASM is registered as broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Annuity is offered on a continuous basis. ASM enters into distribution agreements with independent broker-dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration. Applications for the Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation is paid to firms on sales of the Annuity according to one or more schedules. The individual representative will receive a portion of the compensation, depending on the practice of the firm. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account.

In addition, firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing or other services they provide to us or our affiliates. We or ASM may enter into compensation arrangements with certain firms. These arrangements will not be offered to all firms and the terms of such arrangements may differ between firms. Any such compensation will be paid by us or ASM and will not result in any additional charge to you. To the extent permitted by NASD rules and other applicable laws and regulations, ASM may pay or allow other promotional incentives or payments in the form of cash or other compensation.

ADVERTISING

We may advertise certain information regarding the performance of the Sub-Accounts. Details on how we calculate performance for the Sub-Accounts are found in the Statement of Additional Information. This information may help you review the performance of the investment options and provide a basis for comparison with other annuities. It may be less useful when comparing the performance of the investment options with other savings or investment vehicles. Such other investments may not provide some of the benefits of annuities, or may not be designed for long-term investment purposes. Additionally other savings or investment vehicles may not be receive the beneficial tax treatment given to annuities under the Code.

UNLESS OTHERWISE PERMITTED BY LAW OR REGULATION, PERFORMANCE INFORMATION IS SHOWN BASED ON AN ASSUMED PREMIUM, AGE AND GENDER OF AN ANNUITANT, AN ASSUMED ISSUE DATE AND ANNUITY DATE, ETC. UNLESS THE ANNUITY ISSUED EXACTLY MATCHES THE ASSUMPTIONS USED, PERFORMANCE INFORMATION CANNOT EXACTLY MATCH HOW AN ANNUITY YOU OWNED OR MIGHT HAVE OWNED WOULD HAVE PERFORMED.

Information regarding performance of the Portfolios may provide a partial basis for comparison with other annuities. However, when making such a comparison, you should note whether such other annuities provide guarantees and features similar to or different from those provided pursuant to the Annuities. Such information may only be partially useful in comparing Annuities to other products or investment programs designed to provide periodic income. In making any such comparisons, you should not only compare features and benefits, but should also compare risks, charges, tax treatment, and treatment of such vehicles for other purposes, such as eligibility for governmental assistance programs, bankruptcy, communal property, etc.

These performance measures may have only limited use when comparing the performance of the investment options with savings or investment vehicles designed for accumulation of wealth, rather than for immediate and on-going income. Such vehicles may not provide some of the benefits of immediate annuities, or may not be designed for income purposes. Additionally, such savings or investment vehicles may not be treated like immediate annuities under the Internal Revenue Code.

Performance information on the investment options is based on past performance only and is no indication of future performance. Actual performance will depend on the type, quality and, for some of the investment options, the maturities of the investments held by the Portfolios and upon prevailing market conditions and the response of the Portfolios to such conditions. Actual performance will also depend on changes in the expenses of the Portfolios. Such changes are reflected, in turn, in the investment options which invest in such Portfolios. In addition, the amount of charges assessed against each investment option will affect performance.

Some of the Portfolios existed prior to the inception of these Sub-Accounts. Performance quoted in advertising regarding such Sub-Accounts may indicate periods during which the Sub-Accounts have been in existence but prior to the initial offering of the Annuities, or periods during which the Portfolios have been in existence, but the Sub-Accounts have not. Such hypothetical performance is calculated using the same assumptions employed in calculating actual performance since inception of the Sub-Accounts.

Advertisements   we  distribute   may  also  compare  the   performance  of  our
Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Shearson Lehman Bond Index, the Frank Russell non-U.S. Universal Mean, the Morgan Stanley Capital International Index of Europe, Asia and Far East Funds, and the Morgan Stanley Capital International World Index; and/or (b) other management investment companies with investment objectives similar to the mutual fund or portfolio underlying the Sub-Accounts being compared. This may include the performance ranking assigned by various publications, including but not limited to the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today and statistical services, including but not limited to Lipper Analytical Services Mutual Funds Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, SEI, the Morningstar Mutual Fund Sourcebook and the Morningstar Variable Annuity/Life Sourcebook.

American Skandia Life Assurance Corporation may advertise its rankings and/or ratings by independent financial ratings services. Such rankings may help you in evaluating our ability to meet our obligations in relation to paying fixed Annuity Payments, guarantee a minimum level of Annuity Payments, or administer Annuities. Such rankings and ratings do not reflect or relate to the performance of Separate Account B.

ILLUSTRATIONS: You may be provided a hypothetical illustration of how an Annuity may perform, based on your age, gender, a proposed PREMIUM, ETC. WE DO NOT GUARANTEE THAT ANY ANNUITY WILL PERFORM AS ILLUSTRATED. ANY SUCH ILLUSTRATION IS NOT VALID UNLESS PRECEDED BY OR ACCOMPANIED BY THIS PROSPECTUS. No illustration is valid unless it includes examples of how the Annuity would perform assuming Net Investment Performance both at a rate of zero and at the Benchmark Rate in addition to any examples assuming some other interest rate. In addition, no illustration is valid if it projects hypothetical Net Investment Performance in the future in excess of 12% per year.

When applicable, an illustration would indicate any joint Owner and the age and gender of any joint Annuitant. Values may be expressed as a percentage of the Premium. In addition to the Annuity Payment Amounts, the following values may be illustrated: Cash Value; alternative taxable income, (the income needed from an investment taxed at ordinary income rates to which the exclusionary rules of the Code would not apply to achieve the same after tax income); the effective rate of return (the yield, assuming payment of the Cash Value as of the date illustrated); the cumulative return to-date (the total amount paid, assuming payment of the Lump Sum Alternative as of the date illustrated). Illustrations may be provided on paper, and may be provided in color.

Illustrations may be provided in a format other than on paper. For example, we may provide illustrations for presentation on a computer screen or in a video format.

AVAILABLE INFORMATION

A Statement of Additional Information is available from us without charge upon your request. This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in those registration statements and the exhibits thereto. You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 450 Fifth Street N.W., Washington, D.C., 20549. You may inspect and copy those registration statements and exhibits thereto at the SEC's public reference facilities at the above address, Room 1024, and at the SEC's Regional Offices, 7 World Trade Center, New York, NY, and the Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, IL. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

HOW TO CONTACT US

You can contact us by:

-      calling our Concierge Desk at 1-800-752-6342; or
- writing to us at American Skandia Life Assurance Corporation, P.O. Box 883, Shelton, Connecticut 06484-0883, Attention: Concierge Desk; or
- sending us an email to our electronic mail address at customerservice@skandia.com; or
- accessing information about your Annuity through our Internet Website at http://www.americanskandia.com.

We may require that you present proper identification before performing transactions over the telephone, e-mail or through our Internet website. This may include a Personal Identification Number or PIN that will be provided to you on or about the time that your Annuity is issued. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:

General Information Regarding American Skandia Life Assurance Corporation Principal Underwriter
Calculation of Performance Data
Unit Price Determinations
Independent Auditors
Legal Experts
Financial  Statements

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                            ATTENTION: CONCIERGE DESK

                              FOR WRITTEN REQUESTS:

                                  P.O. BOX 883
                           SHELTON, CONNECTICUT 06484

                            FOR ELECTRONIC REQUESTS:

                           CUSTOMERSERVICE@SKANDIA.COM

                             FOR REQUESTS BY PHONE:

                                 1-800-752-6342

--------------------------------------------------------------------------------
            PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT
           CONTAINS FURTHER DETAILS ABOUT THE AMERICAN SKANDIA ANNUITY
                  DESCRIBED IN PROSPECTUS VIAT-PROS (XX/XXXX).
--------------------------------------------------------------------------------




             -------------------------------------------------------
                                (print your name)

             -------------------------------------------------------
                                    (address)

             -------------------------------------------------------
                              (City/State/Zip Code)

ADDITIONAL   INFORMATION:   Inquiries   will  be   answered   by  calling   your
representative or by writing to:

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                       at

                                  P.O. Box 883
                           Shelton, Connecticut 06484

                                       or

                           customerservice@Skandia.com

Issued by:                                                          Serviced at:

AMERICAN SKANDIA LIFE                                      AMERICAN SKANDIA LIFE
ASSURANCE CORPORATION                                      ASSURANCE CORPORATION
One Corporate Drive                                                 P.O. Box 883
Shelton, Connecticut 06484                            Shelton, Connecticut 06484
Telephone: 1-800-752-6342                             Telephone:  1-800-752-6342
http://www.AmericanSkandia.com                    http://www.AmericanSkandia.com

                                 Distributed by:

                    AMERICAN SKANDIA MARKETING, INCORPORATED
                               One Corporate Drive
                           Shelton, Connecticut 06484
                             Telephone: 203-926-1888
                         http://www.AmericanSkandia.com













                       STATEMENT OF ADDITIONAL INFORMATION

The Annuities are registered under the Securities Act of 1933 and the Investment Company Act of 1940. The ANNUITIES ARE ISSUED BY AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (CLASS 7 SUB-ACCOUNTS) and AMERICAN SKANDIA LIFE ASSURANCE CORPORATION.

THIS STATEMENT OF ADDITIONAL INFORMATlON IS NOT A PROSPECTUS. THE INFORMATION CONTAINED HEREIN SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE ANNUITIES WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE lNVESTING. FOR A COPY OF THE PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN SKANDIA LIFE ASSURANCE CORPORATION, P.O. BOX 883, SHELTON,
CONNECTICUT 06484, OR TELEPHONE 1-800-752-6343.

Prospectus Dated: [DATE], XXXX
Statement of Additional Information Dated: [DATE], XXXX

                                TABLE OF CONTENTS

ITEM                                                                        PAGE

General Information Regarding American Skandia Life Assurance Corporation      1
Principal Underwriter                                                          1
Calculation of Performance Data                                                2
Unit Price Determinations                                                      5
Independent Auditors                                                           5
Legal Experts                                                                  6
Financial Statements                                                           6

GENERAL  INFORMATION  REGARDING  AMERICAN  SKANDIA LIFE  ASSURANCE  CORPORATION:
American Skandia Life Assurance Corporation ("we", "our" or "us") is a wholly-owned subsidiary of American Skandia Investment Holding Corporation whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies whose predecessor commenced operations in 1855. Skandia Insurance Company Ltd. is a major worldwide insurance company operating from Stockholm, Sweden which owns and controls, directly or through subsidiary companies, numerous insurance and related companies. We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

PRINCIPAL UNDERWRITER: American Skandia Marketing, Incorporated ("ASM, Inc.") serves as principal underwriter for the Annuities. We, ASM, Inc. and American Skandia Investment Services, Incorporated ("ASISI"), the investment manager of the American Skandia Trust, are wholly-owned subsidiaries of American Skandia Investment Holding Corporation. Most of the Class 7 Sub-Accounts of Separate Account B invest in portfolios offered by American Skandia Trust.

Annuities may be sold by agents of ASM, Inc. or agents of securities brokers or insurance brokers who enter into agreements with ASM, Inc. and who are legally qualified under federal and state law to sell the Annuities in those states where the Annuities are to be offered. The Annuities are offered on a continuous basis. ASM, Inc. is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker dealer and is a member of the National Association of Securities Dealers, Inc. (`NASD"). ASM, Inc. receives no underwriting commissions.

VIAT-SAI [XX/XXXX]

CALCULATION OF PERFORMANCE DATA:

We provide two types of performance information: (a) the "effective rate of return", which is the yield of the Annuity; and (b) the cumulative return to-date.

The performance of an Annuity over time depends on: (a) Net Investment Performance; (b) the age of the Annuitant at the time the Annuity is issued; (c) the gender of the Annuitant (unless applicable law or regulation requires that we ignore gender); (d) the Annuity plan issued, particularly, the applicable Benchmark Rate and Annuity Factors for such plan; and (e) what lump sum, if any, is available at the end of the period. In order to provide performance information, we assume that a hypothetical Annuity was issued at the beginning of the period to be measured, and that:

         (1)  The Annuitant was [  ] on the Issue Date;

         (2) The Annuitant was male, and that gender affected the Annuity Factors; and

         (3) A lump sum is being paid to the Beneficiary as of that date in lieu of Annuity Payments.


Most of the underlying mutual fund portfolios ("Portfolios") existed prior to the inception of the Sub-Accounts. In order to give you a basis for analyzing the performance of the various investment options over as long a time as possible, we assume the issuance of a hypothetical Annuity investing solely in the applicable investment option from the date the Portfolio commenced operations. Therefore, performance quoted in advertising regarding such Sub-Accounts may indicate periods prior to the initial offering of the Annuities.

To the extent allowed by law or regulation, as well as the rules of applicable self-regulatory organizations such as the NASD, we may also provide hypothetical performance of an Annuity as if a hypothetical Portfolio performed exactly like:
(a) a common market index, such as the Standard & Poor's 500; or (b) a stated weighted average of such an index with an index of the performance of debt instruments, such as an index measuring the return of corporate bonds. This latter method of using a stated weighted average may be particularly helpful if you are considering utilizing an investment option that expects to maintain significant portions of its assets in both equity and debt instruments.

Shown on the following page are effective rate of return and cumulative return to-date figures for the periods shown for life and certain plan with a certain period of [ ] years. The "inception-to-date" figures shown below are based on the inception date of a Portfolio. Any performance of such Portfolios prior to inception of a Sub-Account is provided by the Portfolios. The total return for any Sub-Account reflecting performance prior to such Sub-Account's inception is based on such information.



CLASS 7 SUB-ACCOUNTS                                EFFECTIVE RATE OF RETURN              CUMULATIVE RETURN TO-DATE
                                                  [TO BE FILED BY AMENDMENT]

AFTER:                                                                                 AFTER:

---------------------------------------- --------- ---------- --------- ----------- ---- ---------- ---------- --------- -----------
SUB-ACCOUNT:                             1 YEAR    3 YEARS    5 YEARS   INCEPTION TO      1 YEAR     3 YEARS    5 YEARS   INCEPTION
                                                                           DATE                                          TO DATE
---------------------------------------- --------- ---------- --------- ----------- ---- ---------- ---------- --------- -----------
AST  Founders  Passport
AST T. Rowe Price International Equity
AST  AIM International  Equity
AST American Century International Growth
AST MFS Global Equity
AST Kemper Small-Cap Growth
AST Lord Abbett Small Cap Value
AST T. Rowe Price Small Company Value
AST Neuberger  Berman  Mid-Cap  Growth
AST Neuberger Berman  Mid-Cap  Value
AST T.Rowe Price Natural Resources
AST  Oppenheimer Large-Cap Growth
AST Marsico Capital Growth
AST JanCap Growth
AST MFS Growth
AST Bankers Trust Managed Index 500
AST Cohen & Steers Realty
AST American Century Income & Growth
AST Lord Abbett Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic Balanced
AST T. Rowe Price Asset Allocation
AST T. Rowe Price International Bond
AST Federated High Yield
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity Bond
AST Money Market

MV Emerging Markets

Rydex Nova
Rydex Ursa
Rydex OTC

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP SmallCap
ProFund VP UltraOTC

---------------------------------------- --------- ---------- --------- ----------- ---- ---------- ---------- --------- -----------


The  performance   quoted  in  any  advertising   should  not  be  considered  a
representation of the performance of these Sub-Accounts in the future since performance is not fixed.

Net Investment Performance will depend on the type, quality and, for some of the Sub-Accounts, the maturities of the investments held by the Portfolios and upon prevailing market conditions and the response of the Portfolios to such conditions. Net Investment Performance will also depend on changes in the expenses of the Portfolios.

The information provided by these measures may be useful in comparing the performance of the Sub-Accounts that you may utilize. It may have only a limited usefulness in comparison with other annuities, given that, as of the date of this Statement, we were unaware of any annuities structured in a similar fashion. (To our knowledge, other variable immediate annuities are structured such that investment performance always directly affects the amount of each Annuity Payment, not any Inheritance Period.) These measures may be even less useful in providing a basis for comparison with other investments that neither provide some of the benefits of the Annuities or the benefits of other variable immediate annuities.

UNIT PRICE DETERMINATIONS: For each Sub-Account the initial Unit Price is $10.00. The Unit Price for each subsequent Valuation Period is the net investment factor for that Valuation Period, multiplied by the Unit Price for the immediately preceding Valuation Period. The net investment factor is (1) divided by (2), less (3), where:

(1)      is the net result of:

(a) the net asset value per share of the Portfolio at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio; plus or minus

(b) any per share charge or credit during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(2)      is the net result of:

              (a) the net asset value per share of the Portfolio at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio; plus or minus

               (b) any per share charge or credit during the preceding Valuation
              Period as a provision for taxes attributable to the operation or maintenance of the Sub-Account.

(3) is the mortality and expense risk charges and the administration charge.

We value the assets in each Sub-Account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

INDEPENDENT AUDITORS: Ernst & Young LLP, Goodwin Square, 225 Asylum Street, Hartford, Connecticut 06103, independent auditors, have audited the financial statements of American Skandia Life Assurance Corporation with respect to the year ended December 31, 1998 and 1997. Deloitte & Touche LLP, Two World Financial Center, New York, New York 10281-1433, independent auditors, have audited the financial statements of American Skandia Life Assurance Corporation with respect to the years ended December 31, 1996, 1995, 1994 and 1993.. Audited consolidated statements of financial condition of American Skandia Life
Assurance Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1997 are included in the Prospectus. The financial statements included herein have been audited by Ernst & Young LLP and Deloitte & Touche LLP, independent auditors, as set forth in their respective reports herein, and are included in reliance upon such reports given upon the authority of each firm as experts in accounting and auditing.

LEGAL EXPERTS: T. Richard Kennedy, Esq., General Counsel for American Skandia Life Assurance Corporation, has reviewed the registration statement with respect to Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.

FINANCIAL STATEMENTS: The financial statements which follow in Appendix A are those of American Skandia Life Assurance Corporation. Financial Statements for American Skandia Life Assurance Corporation Separate Account B

Class 7 are not provided as the Accounts have not yet begun operations.

To the extent and only to the extent that any statement in a document incorporated by reference into this Statement of Additional Information is modified or superseded by a statement in this Statement of Additional Information or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you without charge a copy of any or all the documents incorporated by reference in this Statement of Additional Information, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to American Skandia Life Assurance Corporation, Attention: Concierge Desk, P.O. Box 883, Shelton, Connecticut, 06484. Our phone number is 1-(800) 752-6342.

                                   APPENDIX A

    FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE CORPORATION AND
     AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT B CLASS 7

      (Financial Statement for American Skandia Life Assurance Corporation
                          will be filed by Amendment)

(Financial statements for American Skandia Life Assurance Corporation Separate Account F Class 7 are not provided as the Accounts have not yet begun operations.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits:

(a) All financial  statements  are included in Parts A & B of this  Registration
Statement.

(b)      Exhibits are attached as indicated.

         (1) Copy of the resolution of the board of directors of Depositor authorizing the establishment of the Registrant for Separate
                  Account B filed via EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

         (2) Not applicable. American Skandia Life Assurance Corporation maintains custody of all assets.

         (3)      (a)      Form  of  revised  Principal  Underwriting  Agreement
                           between American  Skandia Life Assurance  Corporation
                           and   American   Skandia   Marketing,   Incorporated,
                           formerly   known  as  Skandia   Life   Equity   Sales
                           Corporation  filed  via  EDGAR  with   Post-Effective
                           Amendment  No.  6  to   Registration   Statement  No.
                           33-87010, filed March 2, 1998.

                  (b)      Form of Revised Dealer Agreement filed via EDGAR with
                           Post-Effective   Amendment  No.  7  to   Registration
                           Statement No. 33-87010, filed April 24, 1998.

         (4)      (a)      Copy of the Form of Annuity Contract.                        FILED HEREWITH

                  (b)      Copy of Required Minimum Distribution Endorsement.           FILED HEREWITH

         (5)      A copy of the application form used with the Annuity.                 FILED HEREWITH

                  (6)      (a)  Copy  of the  certificate  of  incorporation  of
                           American Skandia Life Assurance Corporation filed via
                           EDGAR  with   Post-Effective   Amendment   No.  6  to
                           Registration  Statement No. 33-87010,  filed March 2,
                           1998.

                  (b)      Copy  of  the  By-Laws  of  American   Skandia   Life
                           Assurance    Corporation   filed   via   EDGAR   with
                           Post-Effective   Amendment  No.  6  to   Registration
                           Statement No. 33-87010, filed March 2, 1998.

         (7)      Annuity Reinsurance Agreements between Depositor and:

                  (a)      Transamerica   Occidental   Life  Assurance   Company
                           effective   May  1,   1995,   filed  via  EDGAR  with
                           Post-effective   Amendment  No.  3  to   Registration
                           Statement No. 33-87010, filed April 25, 1996.

                  (b)      PaineWebber Life Insurance  Company effective January
                           1,  1995,   filed  via  EDGAR   with   Post-effective
                           Amendment  No.  3  to   Registration   Statement  No.
                           33-87010, filed April 25, 1996.

                  (c)      Connecticut  General Life Insurance Company effective
                           January 1, 1995, filed via EDGAR with  Post-effective
                           Amendment  No.  3  to   Registration   Statement  No.
                           33-87010, filed April 25, 1996.

         (8) Agreements between Depositor and:

                  (a)      The  Alger   American   Fund  filed  via  EDGAR  with
                           Post-Effective   Amendment  No.  6  to   Registration
                           Statement No. 33-87010, filed March 2, 1998.

                  (b)      American   Skandia   Trust   filed  via  EDGAR   with
                           Post-Effective   Amendment  No.  4  to   Registration
                           Statement No.  33-87010,  filed February 25, 1997 (At
                           such time, what later became  American  Skandia Trust
                           was known as the Henderson Global Asset Trust).

                  (c)      The  Montgomery  Funds  III  filed  via  EDGAR in the
                           Initial   Registration   Statement  to   Registration
                           Statement No. 333-08853, filed July 25, 1996.

                  (d)      Rydex   Variable   Trust   filed   via   EDGAR   with
                           Post-Effective   Amendment  No.  8  to   Registration
                           Statement 33-87010, filed April 26, 1999.

         (9)      Opinion and Consent of Counsel.                                      TO BE FILED BY AMENDMENT

         (10)     (a)      Consent of Ernst & Young LLP                                TO BE FILED BY AMENDMENT
                  (b)      Consent of Deloitte & Touche LLP.                           TO BE FILED BY AMENDMENT

         (11)     Not applicable.

         (12)     Not applicable.

         (13) Calculation of Performance Information for Advertisement of Performance filed via EDGAR with Post-effective Amendment No. 12 to Registration Statement No. 33-44436, filed April 29, 1996.

(14)     Financial Data Schedule

Item 25. Directors and Officers of the Depositor: The Directors and Officers of the Depositor are as follows:

Our executive officers, directors and certain significant employees, their ages, positions with us and principal occupations are indicated below. The immediately preceding work experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation

Robert M. Arena                                               Vice President,                                        Vice President,
30                                                            Director of Product                    Director of Product Management:
                                                              Management                                       American Skandia Life
                                                                                                               Assurance Corporation

Mr. Arena joined us in 1995. He previously held an internship position with KPMG
Peat  Marwick in 1994 and the position of Group Sales  Representative  with Paul
Revere Insurance from October, 1990 to August, 1993.

Gordon C. Boronow*                                            President and                                            President and
46                                                            Deputy Chief Executive Officer         Deputy Chief Executive Officer:
                                                              Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

Nancy F. Brunetti                                             Executive Vice President                     Executive Vice President,
37                                                            Director (since February, 1996)               Chief Logistics Officer:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Malcolm M. Campbell                                           Director (since July, 1991)                 Director of Operations and
43                                                                                                     Chief Actuary, Assurance and
                                                                                                        Financial Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Jan R. Carendi*                                               Chief Executive                    Senior Executive Vice President and
54                                                            Officer and                      Member of Executive Management Group:
                                                              Chairman of the                         Skandia Insurance Company Ltd.
                                                              Board of Directors
                                                              Director (since May, 1988)

Y.K. Chan                                                     Senior Vice President and                    Senior Vice President and
41                                                            Chief Information Officer                   Chief Information Officer:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Chan joined us in 1999. He previously held the position of Chief Information
Officer with E.M. Warburg Pincus from January 1995 until April 1999 and the position of Vice President, Client Server Application Development from January
1991 until January 1995.

Lincoln R. Collins                                            Executive Vice President                     Executive Vice President,
38                                                            Director (since February, 1996)                Chief Operating Officer
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Henrik Danckwardt                                             Director (since July, 1991)                        Director of Finance
45                                                                                                               and Administration,
                                                                                                             Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Harold Darak                                                  Vice President, Service Operations                     Vice President,
38                                                                                                                Service Operations
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Darak joined us in 1999. He previously held the positions of Sr. Manager with Deloitte & Touche from February 1998 until November 1999 and Second Vice
President with Guardian Life Insurance Company of America from February 1996 until February 1998 and he was Second Vice President at The Travelers where he was employed from 1982 until 1995.

Wade A. Dokken                                                Director (since July, 1991)                       President and Deputy
39                                                                                                          Chief Executive Officer:
                                                                                            American Skandia Marketing, Incorporated


Larisa Gromyko                                                Director of Compliance                         Director of Compliance:
53                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Brian L. Hirst                                                Vice President,                                        Vice President,
51                                                            Corporate Actuary                                   Corporate Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Hirst joined us in 1996. He previously held the positions of Vice President from 1993 to 1996 and Second Vice President from 1987 to 1992 at Allmerica
Financial.

N. David Kuperstock                                           Vice President,                                        Vice President,
47                                                            Product Development                               Product Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
46                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Gunnar J. Moberg                                              Director (since October, 1994)         Director - Marketing and Sales,
44                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Senior Vice President,                          Senior Vice President,
37                                                            Treasurer and                                            Treasurer and
                                                              Corporate Controller                             Corporate Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Monroe joined us in 1996. He  previously  held  positions of Assistant  Vice
President and Director at Allmerica  Financial from August,  1994 to July,  1996 and Senior Manager at KPMG Peat Marwick from July, 1983 to July, 1994.

Polly Rae                                                     Vice President                                         Vice President,
36                                                            Key Account Operations                         Key Account Operations:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Rodney D. Runestad                                            Vice President                                         Vice President:
49                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Anders O. Soderstrom                                          Executive Vice President                     Executive Vice President:
39                                                            Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

William H. Strong                                             Vice President,                                        Vice President,
55                                                            Product Innovation                                 Product Innovation:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Strong joined us in 1997. He previously held the position of Vice President with American Financial Systems from June 1994 to October 1997 and the position of Actuary with Connecticut Mutual Life from June 1965 to June 1994.

Amanda C. Sutyak                                              Executive Vice President                               Vice President:
41                                                            Director (since July, 1991)                           American Skandia
                                                                                                             Marketing, Incorporated

C. Ake Svensson                                               Director (since December, 1994)                       Director of
48                                                                                                             Business Development:
                                                                                                              American Skandia, Inc.

Mr.  Svensson  joined us in 1994. He previously held the position of Senior Vice
President with Nordenbanken.

Mary Toumpas                                                  Director of Advertising Compliance                  Vice President and
48                                                                                                              Compliance Director:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Ms. Toumpas  joined us in 1997.  She  previously  held the position of Assistant
Vice President with Chubb Life/Chubb Securities.

Bayard F. Tracy                                               Director (since September, 1994)                Senior Vice President,
51                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President,                                        Vice President,
38                                                            Product Management                                 Product Management:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Ulness joined us in 1994. He previously held the positions of Counsel at North American Security Life Insurance Company from March, 1991 to July, 1994 and Associate at LeBoeuf, Lamb, Leiby, Green and MacRae from January, 1990 to
March 1991.

--------
* Trustees of American  Skandia  Trust,  one of the  underlying  mutual funds in which the Sub-accounts offered pursuant to this Prospectus invest.


Item 26.  Persons  Controlled  by or Under Common  Control with the Depositor or
Registrant: The Depositor does not directly or indirectly control any person. The following persons are under common control with the Depositor by American Skandia, Inc. formerly known as American Skandia Investment Holding Corporation:

         (1) American Skandia Information Services and Technology Corporation ("ASIST"): The organization is a general business corporation organized in the State of Delaware. Its primary purpose is to provide various types of business services to American Skandia, Inc. formerly known as American Skandia Investment Holding Corporation and all of its subsidiaries including computer systems acquisition, development and maintenance, human resources acquisition, development and management, accounting and financial reporting services and general office services.

         (2) American Skandia Marketing, Incorporated ("ASM, Inc."): The organization is a general business corporation organized in the State of Delaware. It was formed primarily for the purpose of acting as a broker-dealer in securities. It acts as the principal "underwriter" of annuity contracts deemed to be securities, as required by the Securities and Exchange Commission, which insurance policies are to be issued by American Skandia Life Assurance Corporation. It provides securities law supervisory services in relation to the marketing of those products of American Skandia Life Assurance Corporation registered as securities. It also may provide such services in relation to marketing of certain public mutual funds. It also has the power to carry on a general financial, securities, distribution, advisory, or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation.

         (3)      American Skandia Investment Services,  Incorporated ("ASISI"):
                  The organization is a general business corporation organized in the state of Connecticut. The organization is authorized to provide investment service and investment management advice in connection with the purchasing, selling, holding or exchanging of securities or other assets to insurance companies, insurance-related companies, mutual funds or business trusts. It's primary role is expected to be as investment manager for certain mutual funds [to be made available primarily through the variable insurance products of American Skandia Life Assurance Corporation.]

         (4) Skandia Vida: This subsidiary of American Skandia Life Assurance Corporation was organized in March, 1995, and began operations in July, 1995. It offers investment oriented life insurance designed for long-term savings products through independent banks and brokers in Mexico.

Item 27.  Number of Contract Owners:  Not applicable - new registrant.

Item 28. Indemnification: Under Section 33-320a of the Connecticut General Statutes, the Depositor must indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when certain disinterested parties determine that he acted in good faith and in a manner he reasonably believed to be in the best interests of the Depositor. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonable entitled to be indemnified, and the court approves the amount. In shareholder derivative suits, the director or officer must be finally adjudged not to have breached this duty to the Depositor or a court must determine that he is fairly and reasonably entitled to be indemnified and must approve the amount. In a claim based upon the director's or officer's purchase or sale of the Registrants' securities, the director or officer may obtain indemnification only if a court determines that, in view of all the circumstances, he is fairly and reasonably entitled to be indemnified and then for such amount as the court shall determine. The By-Laws of American Skandia Life Assurance Corporation ("ASLAC") also provide directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors and officers of ASLAC and ASM, Inc. can also be indemnified pursuant to indemnity agreements between each director and officer and American Skandia, Inc. formerly known as American Skandia Investment Holding Corporation, a corporation organized under the laws of the state of Delaware. The provisions of the indemnity agreement are governed by Section 45 of the General Corporation Law of the State of Delaware.

The directors and officers of ASLAC and ASM, Inc. are covered under a directors and officers liability insurance policy issued by an unaffiliated insurance company to Skandia Insurance Company Ltd., their ultimate parent. Such policy will reimburse ASLAC or ASM, Inc., as applicable, for any payments that it shall make to directors and officers pursuant to law and, subject to certain exclusions contained in the policy, will pay any other costs, charges and expenses, settlements and judgments arising from any proceeding involving any director or officer of ASLAC or ASM, Inc., as applicable, in his or her past or present capacity as such.

Registrant hereby undertakes as follows: Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of Registrant's counsel the matter has been settled by controlling precedent, Registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters:

(a) At present, ASM, Inc. acts as principal underwriter only for annuities to be issued by ASLAC.

(b)      Directors and officers of ASM, Inc.

Name and Principal Business Address                                             Position and Offices with Underwriter

Patricia J. Abram                                                               Senior Vice President and National
American Skandia Life Assurance Corporation                                     Sales Manager, Variable Life
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Gordon C. Boronow                                                               Deputy Chief Executive Officer
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kimberly A. Bradshaw                                                            Vice President, National Sales
American Skandia Life Assurance Corporation                                     Manager/Qualified Plans
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert Brinkman                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Jan R. Carendi                                                                  Chairman of the Board
American Skandia Life Assurance Corporation                                     of Directors and
One Corporate Drive, P.O. Box 883                                               Chief Executive Officer
Shelton, Connecticut  06484-0883

Y.K. Chan                                                                       Senior Vice President and
American Skandia Life Assurance Corporation                                     Chief Information Officer
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kathleen A. Chapman                                                             Assistant Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lucinda C. Ciccarello                                                           Vice President, Mutual Funds
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                                  President and Deputy Chief
American Skandia Life Assurance Corporation                                     Executive Officer and
One Corporate Drive, P.O. Box 883                                               Director
Shelton, Connecticut  06484-0883

Ian Kennedy                                                                     Senior Vice President,
American Skandia Life Assurance Corporation                                     Customer Service
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

T. Richard Kennedy                                                              General Counsel
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

N. David Kuperstock                                                             Vice President, Product Development
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                            Executive Vice President,
American Skandia Life Assurance Corporation                                     Chief Financial Officer
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Eileen S. McCann  Vice President,
American Skandia Life Assurance Corporation                                     Key Accounts Marketing
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

David R. Monroe                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     Treasurer and
One Corporate Drive, P.O. Box 883                                               Corporate Controller
Shelton, Connecticut  06484-0883

Michael A. Murray                                                               Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager/
One Corporate Drive, P.O. Box 883                                               American Skandia Advisor Funds
Shelton, Connecticut  06484-0883

Brian O'Connor                                                                  Vice President, National Sales
American Skandia Life Assurance Corporation                                     Manager, Internal Wholesaling
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

M. Priscilla Pannell                                                            Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kathleen A. Pritchard                                                           Vice President,
American Skandia Life Assurance Corporation                                     National Key Accounts/
One Corporate Drive, P.O. Box 883                                               Financial Institutions
Shelton, Connecticut  06484-0883

Hayward L. Sawyer                                                               Executive Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Anders O. Soderstrom                                                            Executive Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Leslie S. Sutherland                                                            Vice President,
American Skandia Life Assurance Corporation                                     National Key Accounts Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Amanda C. Sutyak                                                                Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Christian Thwaites                                                              Senior Vice President,
American Skandia Life Assurance Corporation                                     National Marketing Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Mary Toumpas                                                                    Vice President and
American Skandia Life Assurance Corporation                                     Compliance Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Bayard F. Tracy                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager and
One Corporate Drive, P.O. Box 883                                               Director
Shelton, Connecticut  06484-0883

Deborah G. Ullman                                                               Senior Vice President and
American Skandia Life Assurance Corporation                                     Chief Operating Officer,
One Corporate Drive, P.O. Box 883                                               Finance and Business Operations
Shelton, Connecticut  06484-0883


Item 30. Location of Accounts and Records: Accounts and records are maintained by ASLAC at its principal office in Shelton, Connecticut.

Item 31.  Management Services:  None

Item 32.  Undertakings:

(a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b) Registrant hereby undertakes to include either (1) as part of any enrollment form or application to purchase a contract offered by the prospectus, a space that an applicant or enrollee can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d) American Skandia Life Assurance Corporation ("Depositor") hereby represents that the aggregate fees and charges under the annuity contracts are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

(e) With respect to the restrictions on withdrawals for Texas Optional Retirement Programs and Section 403(b) plans, we are relying upon: 1) a no-action letter dated November 28, 1988 from the staff of the Securities and Exchange Commission to the American Council of Life Insurance with respect to annuities issued under Section 403(b) of the code, the requirements of which have been complied with by us; and 2) Rule 6c-7 under the 1940 Act with respect to annuities made available through the Texas Optional Retirement Program, the requirements of which have been complied with by us.





                                    EXHIBITS

As noted in Item 24(b), various exhibits are incorporated by reference or are not applicable. The exhibits included are as follows:


No. 4 (a)   Copy of the Form of Annuity Contract

No. 4 (b)   Copy of Required Minimum Distribution Endorsement

No. 5       A copy of the application form used with the Annuity

















                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf, in the Town of Shelton and State of Connecticut, on this 29th day of December, 1999.

         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 7 SUB-ACCOUNTS)
                                   Registrant

                 By: American Skandia Life Assurance Corporation

By:/s/ Kathleen A. Chapman                        Attest:/s/ Scott K. Richardson
Kathleen A. Chapman, Assistant Corporate Secretary           Scott K. Richardson

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                    Depositor

By:/s/ Kathleen A. Chapman                       Attest:/s/  Scott K. Richardson
Kathleen A. Chapman, Assistant Corporate Secretary           Scott K. Richardson


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

           Signature                            Title                                       Date
                                              (Principal Executive Officer)

           Jan R. Carendi*                  Chief Executive Officer,                 December 29, 1999
           Jan R. Carendi                   Chairman of the Board and Director

                                              (Principal Financial Officer)


       /s/ Thomas M. Mazzaferro                Executive Vice President and          December 29, 1999
             Thomas M. Mazzaferro              Chief Financial Officer

                                             (Principal Accounting Officer)

       /s/ David R. Monroe                Senior Vice President, Treasurer           December 29, 1999
            David R. Monroe                     and  Controller

                                                         (Board of Directors)


          Jan. R. Carendi*                  Gordon C. Boronow*                         Malcolm M. Campbell*
           Jan. R. Carendi                   Gordon C. Boronow                          Malcolm M. Campbell

         Henrik Danckwardt*                  Amanda C. Sutyak*                            Wade A. Dokken*
          Henrik Danckwardt                  Amanda C. Sutyak                             Wade A. Dokken

       Thomas M. Mazzaferro*                Gunnar Moberg*                            Bayard F. Tracy*
        Thomas M. Mazzaferro                   Gunnar Moberg                              Bayard F. Tracy

       Anders Soderstrom*                   C. Ake Svensson*                          Lincoln R. Collins*
        Anders Soderstrom                     C. Ake Svensson                           Lincoln R. Collins

                                            Nancy F. Brunetti*
                                              Nancy F. Brunetti

                                     *By: /s/ Kathleen A. Chapman
                                              Kathleen A. Chapman

     *Pursuant to Powers of Attorney  filed with Initial Registration Statement No. 333-25733
